Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of June 30, 2020

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

June 30, 2020

(Unaudited)

RESPECTED
TRUSTED
PROFESSIONAL

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co.,Ltd.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co.,Ltd. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2020 and the related consolidated interim statements of comprehensive income for the three-month and six-month periods ended June 30, 2020 and consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2020, and notes to the consolidated interim financial statements, including a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 31 of the financial statements. As explained in Note 31, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Other Matters

The consolidated statements of comprehensive income for the three-month and six-month periods ended June 30,2020, consolidated interim statements of changes in equity and cash flows for the six-month period ended June 30, 2019, presented herein for comparative purposes, were reviewed by KPMG Samjong whose report dated August 14, 2019. Based on their review, nothing has come to their attention that causes them to believe the accompanying financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The consolidated financial statements of the Group for the year ended December 31, 2019, were audited by KPMG Samjong who expressed an unqualified opinion on those statements, not presented herein, on March 5, 2020. The consolidated statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

August 14, 2020

Seoul, Korea

This report is effective as of August 14, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

As of June 30, 2020 and December 31, 2019

(In millions of Korean won)	Note		June 30, 2020 (Unaudited)	December 31, 2019

Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	32,194,974	28,423,744
Financial assets at fair value through profit or loss	4, 8		56,623,320	53,163,143
Derivative assets	4, 9		3,519,354	2,829,274
Securities at fair value through other comprehensive income	4, 10		55,952,683	59,381,053
Securities at amortized cost	4, 10		46,025,353	45,582,065
Loans at amortized cost	4, 11		338,490,136	323,244,979
Property and equipment			4,068,842	4,083,328
Intangible assets			5,529,188	5,558,714
Investments in associates	12		2,395,580	1,452,861
Current tax receivable			25,580	88,433
Deferred tax assets			101,226	218,254
Investment property			704,408	488,610
Net defined benefit assets	16		-	1,682
Other assets	4, 11		32,665,443	27,878,281
Assets held for sale			55,395	25,160

Total assets		~~W~~	578,351,482	552,419,581

Liabilities
Deposits	4	~~W~~	310,866,949	294,874,256
Financial liabilities at fair value through profit or loss	4, 13		1,025,818	1,632,457
Financial liabilities designated at fair value through profit or loss	4, 14		10,146,279	9,409,456
Derivative liabilities	4, 9		3,245,673	2,303,012
Borrowings	4		38,001,783	34,863,156
Debt securities issued	4, 15		74,080,944	75,363,364
Net defined benefit liabilities	16		158,786	121,140
Provisions	17		682,564	557,024
Current tax payable			271,870	512,757
Deferred tax liabilities			572,083	451,603
Liabilities under insurance contracts	18		52,658,788	52,163,417
Other liabilities	4		43,682,573	38,237,558

Total liabilities			535,394,110	510,489,200

Equity	19
Capital stock			2,773,627	2,732,463
Hybrid bonds			1,731,235	1,731,235
Capital surplus			11,325,163	10,565,353
Capital adjustments			(833,038)	(1,116,770)
Accumulated other comprehensive income (loss)			37,757	(260,156)
Retained earnings			26,248,151	25,525,821
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			41,282,895	39,177,946
Non-controlling interests			1,674,477	2,752,435
Total equity			42,957,372	41,930,381

Total liabilities and equity		~~W~~	578,351,482	552,419,581

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)			June 30, 2020 (Unaudited)		June 30, 2019 (Unaudited)
	Note		Three-month	Six-month	Three-month	Six- month

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	3,538,842	7,169,207	3,730,424	7,383,388
Financial assets at fair value through profit or loss			216,588	447,560	208,699	399,050
			3,755,430	7,616,767	3,939,123	7,782,438
Interest expense			(1,309,314)	(2,707,219)	(1,540,231)	(3,002,039)
Net interest income	20		2,446,116	4,909,548	2,398,892	4,780,399

Fees and commission income			947,565	1,843,001	959,433	1,774,640
Fees and commission expense			(349,187)	(713,142)	(349,734)	(685,497)
Net fees and commission income	21		598,378	1,129,859	609,699	1,089,143

Insurance income			1,799,463	3,567,146	1,925,972	3,907,055
Insurance expenses			(1,914,439)	(3,882,971)	(1,922,896)	(4,108,905)
Net insurance income (loss)	18		(114,976)	(315,825)	3,076	(201,850)

Dividend income			34,506	64,588	27,959	48,120
Net gain(loss) on financial instruments at fair value through profit or loss			842,757	(529,663)	257,141	1,061,738
Net gain(loss) on financial instruments at fair value through profit or loss (overlay approach)	8		(106,061)	(71,361)	(106,549)	(196,929)
Net gain(loss) on financial instruments designated at fair value through profit or loss			(609,677)	797,729	(101,611)	(667,308)
Net foreign currency transaction gain			203,391	228,776	142,292	263,417
Net gain on disposal of financial asset at fair value through other comprehensive income	10		76,628	186,887	41,268	60,135
Net gain on disposal of securities at amortized cost	10		38	30	15	14
Provision for credit loss allowance	22		(489,884)	(773,798)	(291,468)	(548,858)
General and administrative expenses	23		(1,271,317)	(2,469,205)	(1,236,340)	(2,404,726)
Other operating expenses, net			(354,707)	(644,982)	(335,107)	(563,693)
			(1,674,326)	(3,210,999)	(1,602,400)	(2,948,090)
Operating income			1,255,192	2,512,583	1,409,267	2,719,602

Equity method income	12		48,893	66,200	10,642	29,364
Other non-operating loss, net			(73,230)	(71,346)	(5,882)	(12,395)
Profit before income taxes			1,230,855	2,507,437	1,414,027	2,736,571

Income tax expense	25		338,187	665,229	343,480	700,192
Profit for the period		~~W~~	892,668	1,842,208	1,070,547	2,036,379

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of won, except earnings per share)			June 30, 2020 (Unaudited)		June 30, 2019 (Unaudited)
	Note		Three-month	Six -month	Three-month	Six -month
Other comprehensive income for the period, net of income tax	19	~~W~~	302,378	294,521	318,945	664,363
Items that are or may be reclassified to profit or loss:
Gain on financial asset at fair value through other comprehensive income			214,072	226,332	230,868	441,572
Gain on financial instruments at fair value through profit or loss (overlay approach)			65,541	45,613	76,003	138,046
Equity in other comprehensive income (loss) of associates			(2,477)	(3,906)	(58)	1,743
Foreign currency translation adjustments for foreign operations			23,844	82,615	49,516	111,422
Net change in unrealized fair value of cash flow hedges			(13,769)	(33,032)	(13,216)	(23,596)
Other comprehensive income of separate account			7,257	7,848	5,903	11,582
			294,468	325,470	349,016	680,769
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(9,488)	(10,183)	(47,372)	(47,583)
Equity in other comprehensive loss of associates			(4)	(14)	-	(8)
Gain (loss) on valuation of financial asset at fair value through other comprehensive income			13,921	(20,456)	17,966	33,865
Gain (loss) on disposal of financial asset at fair value through other comprehensive income			101	(3,664)	(358)	(2,032)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			3,380	3,368	(307)	(648)
			7,910	(30,949)	(30,071)	(16,406)

Total comprehensive income for the period		~~W~~	1,195,046	2,136,729	1,389,492	2,700,742

Profit for the period attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	873,110	1,805,510	996,052	1,914,411
Non-controlling interests			19,558	36,698	74,495	121,968
		~~W~~	892,668	1,842,208	1,070,547	2,036,379
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,175,301	2,099,758	1,263,036	2,478,621
Non-controlling interests			19,745	36,971	126,456	222,121
		~~W~~	1,195,046	2,136,729	1,389,492	2,700,742

Earnings per share:	26
Basic and diluted earnings per share in Korean won		~~W~~	1,756	3,604	2,035	3,950

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the six-month period ended June 30, 2019

(In millions of Korean won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	1,914,411	1,914,411	121,968	2,036,379
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	388,350	-	388,350	85,055	473,405
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	122,391	-	122,391	15,655	138,046
Equity in other comprehensive income of associates		-	-	-	-	1,735	-	1,735	-	1,735
Foreign currency translation adjustments		-	-	-	-	110,459	-	110,459	963	111,422
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(21,959)	-	(21,959)	(1,637)	(23,596)
Other comprehensive income of separate account		-	-	-	-	11,582	-	11,582	-	11,582
Remeasurements of defined benefit plans		-	-	-	-	(47,700)	-	(47,700)	117	(47,583)
Adjustments of own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(648)	-	(648)	-	(648)
Total other comprehensive income		-	-	-	-	564,210	-	564,210	100,153	664,363
Total comprehensive income		-	-	-	-	564,210	1,914,411	2,478,621	222,121	2,700,742

Other changes in equity
Dividends		-	-	-	-	-	(753,041)	(753,041)	-	(753,041)
Dividends to hybrid bonds		-	-	-	-	-	(37,092)	(37,092)	-	(37,092)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476	-	199,476
Paid-in capital increase (Note 19)		87,410	-	660,381	-	-	-	747,791	-	747,791
Acquisition of treasury stock (Note 19)		-	-	-	(179,796)	-	-	(179,796)	-	(179,796)
Change in other capital adjustments		-	-	9,484	(122,483)	-	(9,277)	(122,276)	-	(122,276)
Change in other non-controlling interests		-	-	-	-	-	-	-	1,529,628	1,529,628
		87,410	199,476	669,865	(302,279)	-	(799,410)	(144,938)	1,529,628	1,384,690
Reclassification between OCI and retained earnings		-	-	-	-	2,032	(2,032)	-	-	-
Balance at June 30, 2019(Unaudited)	~~W~~	2,732,463	1,731,235	10,565,353	(855,174)	(186,978)	24,072,409	38,059,308	2,677,554	40,736,862

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	1,805,510	1,805,510	36,698	1,842,208
Other comprehensive income (loss), net of income tax:
Gain on valuation of financial assets at fair value through other comprehensive income		-	-	-	-	205,475	-	205,475	401	205,876
Loss on disposal of financial assets at fair value through other comprehensive income		-	-	-	-	(3,664)	-	(3,664)	-	(3,664)
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	45,613	-	45,613	-	45,613
Equity in other comprehensive loss of associates		-	-	-	-	(3,920)	-	(3,920)	-	(3,920)
Foreign currency translation adjustments		-	-	-	-	82,747	-	82,747	(132)	82,615
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(33,032)	-	(33,032)	-	(33,032)
Other comprehensive income of separate account		-	-	-	-	7,848	-	7,848	-	7,848
Remeasurements of defined benefit plans		-	-	-	-	(10,187)	-	(10,187)	4	(10,183)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	3,368	-	3,368	-	3,368
Total other comprehensive income		-	-	-	-	294,248	-	294,248	273	294,521
Total comprehensive income		-	-	-	-	294,248	1,805,510	2,099,758	36,971	2,136,729

Other changes in equity
Dividends		-	-	-	-	-	(883,929)	(883,929)	-	(883,929)
Dividends to hybrid bonds		-	-	-	-	-	(40,894)	(40,894)	-	(40,894)
Paid-in capital increase(Note 19)		41,164	-	287,998	-	-	-	329,162	-	329,162
Acquisition of treasury stock(Note 19)		-	-	-	(150,448)	-	-	(150,448)	-	(150,448)
Disposition of treasury stock(Note 19)		-	-	-	290,662	-	-	290,662	-	290,662
Retirement of treasury stock(Note 19)		-	-	-	150,000	-	(150,025)	(25)	-	(25)
Change in other capital adjustments		-	-	471,812	(6,482)	-	(4,667)	460,663	-	460,663
Change in other non-controlling interests		-	-	-	-	-	-	-	(1,114,929)	(1,114,929)
		41,164	-	759,810	283,732	-	(1,079,515)	5,191	(1,114,929)	(1,109,738)
Reclassification between OCI and retained earnings		-	-	-	-	3,665	(3,665)	-	-	-
Balance at June 30, 2020(Unaudited)	~~W~~	2,773,627	1,731,235	11,325,163	(833,038)	37,757	26,248,151	41,282,895	1,674,477	42,957,372

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2020 and 2019

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2020 and 2019

			Six-month periods ended June 30
(In millions of Korean won)	Note		2020 (Unaudited)	2019 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	2,507,437	2,736,571
Adjustments for:
Interest income	20		(7,616,767)	(7,782,438)
Interest expense	20		2,707,219	3,002,039
Dividend income			(64,588)	(48,120)
Net fees and commission expense (income)			568	685,497
Net insurance expense			680,991	1,291,874
Net loss (gain) on financial instruments at fair value through profit or loss			99,886	(642,212)
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)			71,361	196,929
Net foreign currency translation loss			31,953	806,224
Net loss on financial instruments designated at fair value through profit or loss			(827,594)	188,922
Net gain on disposal of financial assets at fair value through other comprehensive income	10		(186,887)	(60,135)
Net gain on disposal of financial assets at amortized cost	10		(30)	(14)
Provision for credit loss allowance	22		773,798	548,858
Employee costs			69,842	101,586
Depreciation and amortization	23		374,646	327,383
Other operating income			136,825	590,290
Equity method income, net	12		(66,200)	(29,364)
Other non-operating income, net			(14,850)	(361)
			(3,829,827)	(823,042)

Changes in assets and liabilities:
Due from banks at amortized cost			(1,911,931)	(8,061,660)
Securities at fair value through profit or loss			(3,966,753)	(1,148,576)
Due from banks at fair value through profit or loss			808,891	(89,706)
Loans at fair value through profit or loss			(308,828)	267,497
Financial instruments designated at fair value through profit or loss			1,564,397	261,653
Derivative instruments			250,687	(293,661)
Loans at amortized cost			(13,639,282)	(7,809,386)
Other assets			(6,814,096)	(9,258,579)
Deposits			15,492,877	13,915,341
Defined benefit obligations			(68,206)	(65,262)
Provisions			(13,948)	34,663
Other liabilities			5,825,530	9,930,296
			(2,780,662)	(2,317,380)

Income taxes paid			(677,791)	(656,675)
Interest received			7,792,804	7,345,410
Interest paid			(2,806,418)	(2,705,130)
Dividends received			78,652	55,323
Net cash inflow (outflow) from operating activities		~~W~~	284,195	3,635,077

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

For the six-month periods ended June 30, 2020 and 2019

			Six-month periods ended June 30
(In millions of Korean won)	Note		2020 (Unaudited)	2019 (Unaudited)
Cash flows from investing activities
Decrease in financial instruments designated at fair value through profit or loss		~~W~~	-	1,654
Increase in financial instruments designated at fair value through profit or loss			-	(901)
Decrease in financial instruments at fair value through profit or loss			2,142,786	1,896,924
Increase in financial instruments at fair value through profit or loss			(2,825,398)	(2,507,367)
Proceeds from disposal of securities at fair value through other comprehensive income			33,886,787	20,110,594
Acquisition of securities at fair value through other comprehensive income			(30,099,389)	(22,584,082)
Proceeds from disposal of securities at amortized cost			3,595,304	264,358
Acquisition of securities at amortized cost			(3,988,373)	(7,059,788)
Proceeds from disposal of property and equipment			17,565	7,063
Acquisition of property and equipment			(110,633)	(38,465)
Proceeds from disposal of intangible assets			4,282	1,817
Acquisition of intangible assets			(159,367)	(200,730)
Proceeds from disposal of investments in associates			90,143	89,405
Acquisition of investments in associates			(331,625)	(49,264)
Acquisition of investment property			(238,553)	(1,370)
Disposition of assets held-for-sale			2,047	80
Increase in other assets			(65,691)	(10,216)
Proceeds from settlement of hedging derivative financial instruments for financial assets			14,310	3,728
Payment of settlement of hedging derivative financial instruments for financial assets			(130,220)	(92,413)
Net cash flow from business combination			-	(2,249,017)
Net cash inflow(outflow) from investing activities		~~W~~	1,803,975	(12,417,990)

Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	-	199,476
Net increase in borrowings			2,916,160	1,971,914
Proceeds from debt securities issued			8,760,541	16,158,209
Repayments of debt securities issued			(10,983,004)	(10,261,440)
Increase in other liabilities			762	(13,785)
Dividends paid			(924,383)	(789,320)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			656,755	453,630
Payment of settlement of hedging derivative financial instruments for debt securities issued			(615,160)	(480,360)
Increase in non-controlling interests			33,212	273,701
Acquisition of treasury stock			(150,473)	(175,291)
Redemption of lease liabilities			(130,867)	(120,532)
Issuance of convertible preferred stocks			-	747,791
Payment of stock issuance costs			(2,490)	-
Net cash inflow from financing activities			(438,947)	7,963,993
Effect of exchange rate changes on cash and cash equivalents			42,867	(21,470)
Increase (decrease) in cash and cash equivalents			1,692,090	(840,390)
Cash and cash equivalents at the beginning of the period	28		8,579,174	8,179,756
Cash and cash equivalents at the end of the period	28	~~W~~	10,271,264	7,339,366

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), a controlling company, was incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2020 and December 31, 2019 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		June 30, 2020	December 31, 2019
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	June 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd. (*2)	〃	〃	100.0	59.2
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Asia Trust Co., Ltd.			60.0	60.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.	〃	〃	100.0	100.0
Shinhan Bank	Shinhan Asia Limited (*3)	Hong Kong	〃	-	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX (*4)	Japan	〃	100.0	-
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Prudential Vietnam Finance	Vietnam	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.  Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of June 30, 2020 and December 31, 2019 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		June 30, 2020	December 31, 2019
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus (*4)	Korea	〃	100.0	-
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP ASSET MGT HK Ltd.	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2) The Group acquired additional shares of Orange Life Insurance Co., Ltd. during the six-month period ended June 30, 2020, and Orange Life Insurance Co., Ltd. became a wholly owned subsidiary of the Group.

(*3) As of June 30, 2020, liquidation procedure is in progress and the remaining assets are collected on February 26, 2020.

(*4) Newly invested subsidiaries subject to consolidation are included during the six-month period ended June 30, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	18 trusts managed by Shinhan Bank including development trust

A trust is consolidated when the Group as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securitization	MPC Yulchon Green I and 201 others

An entity for asset backed securitization is consolidated when the Group has the ability to dispose assets or change the conditions of the assets, is exposed to variable returns and has the ability to affect the variable returns providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 110 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) Condensed financial position for the Group’s subsidiaries as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020			December 31, 2019
Subsidiary (*1)(*2)		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	34,249,501	10,652,314	23,597,187	32,261,322	9,795,896	22,465,426
Shinhan Bank		407,800,573	381,081,276	26,719,297	392,723,044	366,629,929	26,093,115
Shinhan Card Co., Ltd.		34,031,762	27,936,879	6,094,883	32,917,910	26,769,044	6,148,866
Shinhan Investment Corp.		45,773,197	41,456,325	4,316,872	37,375,487	33,138,930	4,236,557
Shinhan Life Insurance Co., Ltd.		34,967,538	32,736,062	2,231,476	34,133,649	32,062,490	2,071,159
Orange Life Insurance Co., Ltd.		32,853,775	29,609,094	3,244,681	32,841,359	29,654,711	3,186,648
Shinhan Capital Co., Ltd.		8,529,376	7,411,114	1,118,262	7,566,428	6,612,519	953,909
Jeju Bank		6,464,900	5,957,347	507,553	6,192,927	5,695,223	497,704
Shinhan Credit Information Co., Ltd.		27,150	10,655	16,495	25,292	10,044	15,248
Shinhan Alternative Investment Management Inc.		81,444	73,708	7,736	87,694	75,665	12,029
Shinhan BNP Paribas Asset Management Co., Ltd.		168,922	13,483	155,439	184,203	19,678	164,525
SHC Management Co., Ltd.		9,649	-	9,649	9,639	-	9,639
Shinhan DS		89,102	68,000	21,102	89,141	67,954	21,187
Shinhan Savings Bank		1,644,856	1,450,203	194,653	1,602,902	1,418,317	184,585
Asia Trust Co., Ltd.		202,246	54,090	148,156	172,793	43,933	128,860
Shinhan AITAS Co., Ltd.		79,251	9,313	69,938	77,086	10,962	66,124
Shinhan REITs Management Co., Ltd		42,617	3,692	38,925	45,832	5,619	40,213
Shinhan AI Co., Ltd.		42,433	1,632	40,801	42,402	1,674	40,728

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

1.  Reporting entity (continued)

ii) Condensed comprehensive income statement for the Group’s subsidiaries for the six-month periods ended June 30, 2020 and 2019 were as follows:

		June 30, 2020			June 30, 2019
Subsidiary (*1)(*2)		Revenue	Net income (loss)	Total com-prehensive income (loss)	Revenue	Net income (loss)	Total com-prehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,511,963	1,322,123	1,322,031	1,355,593	1,203,267	1,201,798
Shinhan Bank		13,766,907	1,140,882	1,240,530	12,908,819	1,281,998	1,532,059
Shinhan Card Co., Ltd.		2,044,651	301,939	274,553	1,963,334	270,438	239,983
Shinhan Investment Corp.		6,087,080	56,933	87,252	3,356,854	142,743	158,810
Shinhan Life Insurance Co., Ltd.		2,774,558	91,614	208,738	2,799,522	77,993	263,087
Orange Life Insurance Co., Ltd.		2,163,892	137,456	137,611	2,399,112	147,176	401,412
Shinhan Capital Co., Ltd.		290,271	84,741	85,288	239,732	70,831	68,505
Jeju Bank		110,042	11,999	13,641	118,692	15,029	18,558
Shinhan Credit Information Co., Ltd.		21,612	1,040	1,149	18,980	560	398
Shinhan Alternative Investment Management Inc.		8,620	2,332	2,332	11,854	2,061	2,061
Shinhan BNP Paribas Asset Management Co., Ltd.		42,412	11,361	11,467	40,979	11,519	11,764
SHC Management Co., Ltd.		45	10	10	82	43	43
Shinhan DS		70,820	(737)	(319)	64,169	1,156	1,444
Shinhan Savings Bank		62,473	14,802	14,706	53,321	11,221	11,130
Asia Trust Co., Ltd.		42,663	19,288	19,295	16,673	3,797	3,723
Shinhan AITAS Co., Ltd.		29,437	7,655	7,655	24,378	5,332	5,332
Shinhan REITs Management Co., Ltd.		2,568	(1,284)	(1,287)	3,916	3,974	3,972
Shinhan AI Co., Ltd.		4,688	75	73	-	(308)	(308)

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

2. Basis of preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated interim financial statements.

(a) Statement of compliance

These consolidated interim financial statements of the Group were prepared in accordance with Korean IFRS as part of the period covered by the Group’s Korean IFRS annual financial statements. They are prepared under Korean IFRS No.1034, ‘Interim Financial Reporting’, do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2019.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates.

In preparing these consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019.

The rapid spread of the COVID-19 epidemic is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1119 ‘Financial Instruments’ and there have been significant changes in forward-looking information due to the spread of the COVID-19 virus for the six-month period ended June 30, 2020. Accordingly, the forecast default rate for the six-month period ended June 30, 2020 was re-estimated using changed forward-looking information on economic growth rate, consumer price index, KOSPI, which are major variables for calculating the default rate. The Group will continue to monitor the impact of the COVID-19 on the economy and so on.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

3. Significant accounting policies

Except for the following amendments first applied from January 1, 2020, the Group applies the same accounting policies applied when preparing the annual consolidated financial statements for the year ended December 31, 2019, except for the following amendments that first apply from January 1, 2020.

(a) Amendments to Korean IFRS No.1001 ‘Presentation of financial statements’ and Korean IFRS No.1008 ‘Accounting policies, changes in accounting estimates and errors’ – Definition of materiality

The amendments clarify the explanation of the definition of material and amended Korean IFRS No.1001 and Korean IFRS No.1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendments do not have a significant impact on the consolidated interim financial statements.

(b) Amendments to Korean IFRS No. 1103 'Business combination' – Definition of business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendments do not have a significant impact on the consolidated interim financial statements.

(c) Amendments to Korean IFRS No.1116 ‘Lease’ - The practical expedient for the exemption, discount or deferral of rent related to COVID-19

As a practical expedient, the lessee may not evaluate whether a rent concession, such as the rent discount directly resulting from COVID-19, constitutes a change in the lease. The lessee with this choice shall account for changes in lease payments, such as rent discounts, consistently with the way the Standard specifies when those changes are not lease changes. The Group changed its accounting policy in accordance with the amendments made to Korean IFRS No.1116. The amended accounting policies were applied retrospectively in accordance with the transitional provisions in Korean IFRS No.1116. Retrospective application of accounting policies has no cumulative effect on the initial application to be reflected in retained earnings at the beginning of January 1, 2020 and the comparative financial statements presented have not been restated. The amount recognized in profit or loss is ~~W~~ 2,163 million to reflect the change in lease payments arising from the same lease discount for the six-month period ended June 30, 2020 as a result of the amendment to the lease Standard.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may be arised by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manages detailed risk limits such as risk, department, desk and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

-	Establish risk management basic policy in line with management strategy
-	Determine the level of risk that can be assumed by the Group and each subsidiary
-	Approve appropriate investment limit or loss allowance limit
-	Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-	Matters concerning risk management organization structure and division of duties
-	Matters concerning the operation of the risk management system;
-	Matters concerning the establishment of various limits and approval of limits
-	Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems
-	Matters concerning risk disclosure policy
-	Analysis of crisis situation, related capital management plan and financing plan
-	Matters deemed necessary by the board of directors
-	Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines
-	Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries. However, if the subsidiary's risk management officer is not an executive, the chief executive officer of risk management may attend.

iii) Group Risk Management System

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes (news) of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk Reviewing

When conducting new product∙new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

④ Risk management

The Group maintains a group wide risk management system to detect the signals of any risk crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The risk policy committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and the CCO is composed of the chairman, the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the soundness of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the information of the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between the credit officer of the branch and the headquarters’ Review Committee. In the case of a large or important credit, the credit is approved by the loan officer. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit rating systems (CSS) based on objective statistical methods and bank credit policies. Credits for corporate customers are performed by the loan officers and reviewers of branch offices by automatically searching for anticipated insolvent companies among business loan partners, and the credit department independent of the business sector evaluates the adequacy of the result of the loan review and, if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, by the party, industry, country. The Group sets and manages exposure limits for each sector such as commences.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business division and supporting division, and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate credit policy decisions from credit monitoring.

Shinhan Card's credit scoring system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). For applications that meet the eligibility criteria for card issuance, the company's internal information, CB company's external information, and personal information on the application are used to calculate the AS credit rating. The BS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Group considers that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group has not fully received the contractual payments from the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- Internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses and the Group is based on the assumptions consistent with that are based on the business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price index	Negative
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past ten years.

Due to the spread of the COVID-19, the economic recession is expected than the previous forecast. The forecast default rate for the six-month period ended June 30, 2020 was re-estimated using changed forward-looking information on economic growth rate, consumer price index, KOSPI, which are major variables for calculating the default rate. As a result, the forecast default rate for some portfolios have increased.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans were classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying amount, excluding provisions, was presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of June 30, 2020 and December 31, 2019 is as follows:

		June 30, 2020	December 31, 2019
Due from banks and loans at amortized cost (*1)(*3):
Banks	~~W~~	18,320,803	12,950,561
Retail		160,102,639	152,840,826
Government		19,810,670	19,461,567
Corporations		148,806,358	140,718,619
Card receivable		21,477,617	23,114,264
		368,518,087	349,085,837

Due from banks and loans at fair value through profit or loss(*3):
Banks		120,554	897,525
Corporations		2,458,794	2,154,821
		2,579,348	3,052,346

Securities at fair value through profit or loss		52,571,517	48,512,857
Securities at fair value through other comprehensive income		55,163,802	58,573,094
Securities at amortized cost(*1)		46,025,353	45,582,065
Derivative assets		3,519,354	2,829,274
Other financial assets(*1)(*2)		21,861,621	17,477,778
Financial guarantee contracts		4,500,558	4,698,558
Loan commitments and other credit liabilities		184,923,903	177,660,547
	~~W~~	739,663,543	707,472,356

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise of receivables, accrued income, secured key money deposits and domestic exchange settlement debit settled in a day.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of June 30, 2020 are as follows:

		June 30, 2020
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1 (*1)	Grade 2 (*1)	Grade 1 (*1)	Grade 2 (*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	16,561,894	1,627,076	134,679	10,227	-	18,333,876	(13,073)	18,320,803	69,002
Retail		143,654,487	8,168,135	4,764,830	3,503,805	609,364	160,700,621	(597,982)	160,102,639	89,286,464
Government		19,274,064	459,422	78,954	1,930	-	19,814,370	(3,700)	19,810,670	-
Corporations		89,705,957	33,640,882	11,240,039	14,755,725	910,738	150,253,341	(1,446,983)	148,806,358	81,393,281
Card receivable		15,889,396	2,153,392	1,674,206	2,135,491	468,922	22,321,407	(843,790)	21,477,617	6,941
		285,085,798	46,048,907	17,892,708	20,407,178	1,989,024	371,423,615	(2,905,528)	368,518,087	170,755,688
Securities at fair value through other comprehensive income(*2)		47,970,789	6,916,052	-	276,961	-	55,163,802	-	55,163,802	-
Securities at amortized cost		44,596,964	1,437,912	-	1,760	-	46,036,636	(11,283)	46,025,353	-
	~~W~~	377,653,551	54,402,871	17,892,708	20,685,899	1,989,024	472,624,053	(2,916,811)	469,707,242	170,755,688

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of December 31, 2019 are as follows (continued):

		December 31, 2019
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1 (*1)	Grade 2 (*1)	Grade 1 (*1)	Grade 2 (*1)	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,703,863	1,179,294	77,675	1,804	-	12,962,636	(12,075)	12,950,561	57,087
Retail		136,124,712	7,443,675	5,694,210	3,608,216	476,897	153,347,710	(506,884)	152,840,826	87,826,564
Government		19,274,854	111,987	80,648	-	-	19,467,489	(5,922)	19,461,567	-
Corporations		85,202,285	32,112,103	10,219,343	13,546,622	956,772	142,037,125	(1,318,506)	140,718,619	77,732,792
Card receivable		17,161,184	2,249,276	1,879,073	2,233,942	444,311	23,967,786	(853,522)	23,114,264	8,728
		269,466,898	43,096,335	17,950,949	19,390,584	1,877,980	351,782,746	(2,696,909)	349,085,837	165,625,171
Securities at fair value through other comprehensive income(*2)		49,276,299	9,057,701	-	239,094	-	58,573,094	-	58,573,094	-
Securities at amortized cost		44,296,882	1,271,681	23,272	-	-	45,591,835	(9,770)	45,582,065	-
	~~W~~	363,040,079	53,425,717	17,974,221	19,629,678	1,877,980	455,947,675	(2,706,679)	453,240,996	165,625,171

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

(*1) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments and public institutions	OECD sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)
Individuals	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of less than 2.25%
Corporations and banks (including card receivables)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Credit cards(Individuals)	For individual card holders, score of 7 or higher	For individual card holders, score of below 7

(*2) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 27,026 million and ~~W~~ 28,236 million as of June 30, 2020 and December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020
		Grade 1 (*)	Grade 2 (*)	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,887,954	1,075,935	-	3,963,889
Life time expected credit loss		266,880	267,572	-	534,452
Impaired		-	-	2,217	2,217
		3,154,834	1,343,507	2,217	4,500,558
Loan commitment and other credit line
12-month expected credit loss		160,145,882	15,029,586	-	175,175,468
Life time expected credit loss		6,758,927	2,970,305	-	9,729,232
Impaired		-	-	19,203	19,203
		166,904,809	17,999,891	19,203	184,923,903
	~~W~~	170,059,643	19,343,398	21,420	189,424,461

		December 31, 2019
		Grade 1 (*)	Grade 2 (*)	Impaired	Total
Financial guarantee:
12 months expected credit loss	~~W~~	2,805,417	1,495,091	-	4,300,508
Life time expected credit loss		248,544	148,696	-	397,240
Impaired		-	-	810	810
		3,053,961	1,643,787	810	4,698,558
Loan commitment and other credit line
12 months expected credit loss		146,010,944	21,044,977	-	167,055,921
Life time expected credit loss		7,850,945	2,730,143	-	10,581,088
Impaired		-	-	23,538	23,538
		153,861,889	23,775,120	23,538	177,660,547
	~~W~~	156,915,850	25,418,907	24,348	182,359,105

(*) The distinction between prime grade and normal grade is as follows:

Type of Borrower	Corporations and banks
Grade: 1. Prime	Internal credit rating of BBB+ or above
Grade: 2. Normal	Internal credit rating of below BBB+

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

v) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2020 and December 31, 2019 is as follows:

		June 30, 2020
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	17,969,215	-	-	-	-	-	351,588	-	18,320,803
Retail		-	-	-	-	-	-	-	160,102,639	160,102,639
Government		19,728,178	-	-	2,295	-	-	80,197	-	19,810,670
Corporations		12,024,224	48,240,595	18,763,960	32,637,491	3,637,527	6,422,700	27,079,861	-	148,806,358
Card receivable		48,750	151,601	223,100	35,493	37,959	20,868	1,516,254	19,443,592	21,477,617
		49,770,367	48,392,196	18,987,060	32,675,279	3,675,486	6,443,568	29,027,900	179,546,231	368,518,087
Due from banks and loans at FVTPL
Banks		120,554	-	-	-	-	-	-	-	120,554
Corporations		1,390,145	517,041	121,003	190,234	73,500	900	165,971	-	2,458,794
		1,510,699	517,041	121,003	190,234	73,500	900	165,971	-	2,579,348
Securities at fair value through profit or loss		31,041,753	2,511,647	1,289,079	879,037	244,561	100,344	16,505,096	-	52,571,517
Securities at fair value through other comprehensive income		26,353,550	3,495,900	648,281	782,749	1,005,079	23,035	22,855,208	-	55,163,802
Securities at amortized cost		9,888,414	24,001	-	1,051,936	975,738	-	34,085,264	-	46,025,353
	~~W~~	118,564,783	54,940,785	21,045,423	35,579,235	5,974,364	6,567,847	102,639,439	179,546,231	524,858,107

(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

v) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of June 30, 2020 and December 31, 2019 is as follows (continued):

		December 31, 2019
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,461,379	-	-	-	-	-	489,182	-	12,950,561
Retail		-	-	-	-	-	-	-	152,840,826	152,840,826
Government		19,342,308	-	-	2,295	-	-	116,964	-	19,461,567
Corporations		9,456,194	44,781,794	17,004,407	30,029,000	3,485,602	6,003,383	29,958,239	-	140,718,619
Card receivable		39,003	212,863	170,873	49,000	41,664	23,397	22,427,544	149,920	23,114,264
		41,298,884	44,994,657	17,175,280	30,080,295	3,527,266	6,026,780	52,991,929	152,990,746	349,085,837
Due from banks and loans at FVTPL:
Banks		897,525	-	-	-	-	-	-	-	897,525
Corporations		1,301,066	505,198	120,636	7,872	3,500	900	215,649	-	2,154,821
		2,198,591	505,198	120,636	7,872	3,500	900	215,649	-	3,052,346
Securities at fair value through profit or loss		29,826,338	2,466,874	1,112,688	350,720	262,183	75,152	14,418,902	-	48,512,857
Securities at fair value through other comprehensive income		28,673,958	3,500,514	673,614	807,274	1,164,947	12,889	23,739,898	-	58,573,094
Securities at amortized cost		9,930,409	49,876	-	884,072	1,076,086	-	33,641,622	-	45,582,065
	~~W~~	111,928,180	51,517,119	19,082,218	32,130,233	6,033,982	6,115,721	125,008,000	152,990,746	504,806,199

(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, and loss limits from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System (TRMS), and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. Through the interest rate risk management, changes in net interest income or net asset value arising from changes on interest rate are anticipated by early forecasting changes in interest rate risks related to net interest income and net asset value.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. The Basel III-based IRRBB measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models, and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock.  By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario was applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiate by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of abnormal assets, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis.

In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Company defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020
		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	170,216,546	32,788,734	42,894,928	50,141,731	15,770,821	2,586,674	314,399,434
Financial liabilities at FVTPL		991,118	10,853	1,075	8,190	15,398	-	1,026,634
Borrowings		12,223,380	3,365,319	4,130,010	4,918,974	10,482,708	2,983,749	38,104,140
Debt securities issued		6,377,447	4,892,986	5,355,434	12,468,610	42,604,569	6,493,270	78,192,316
Financial liabilities designated at FVTPL		967,099	197,320	1,492,382	833,743	5,705,678	950,057	10,146,279
Other financial liabilities		30,520,720	41,952	158,774	924,364	559,403	28,260	32,233,473
		221,296,310	41,297,164	54,032,603	69,295,612	75,138,577	13,042,010	474,102,276
Off balance (*4):
Finance guarantee contracts		4,500,558	-	-	-	-	-	4,500,558
Loan commitments and other		185,952,152	-	-	-	-	-	185,952,152
		190,452,710	-	-	-	-	-	190,452,710

Derivatives:
Net and gross settlement of derivatives		(12,203)	(4,449)	(1,088)	120,941	233,329	101,118	437,648

		December 31, 2019
		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	149,773,324	31,415,213	38,077,790	61,746,589	14,972,484	3,590,916	299,576,316
Financial liabilities at FVTPL		1,558,186	1,096	12,095	17,997	48,609	-	1,637,983
Borrowings		15,314,322	3,690,803	3,608,178	4,028,183	5,244,109	3,002,243	34,887,838
Debt securities issued		5,367,601	4,370,308	4,876,333	8,945,916	49,804,651	6,467,621	79,832,430
Financial liabilities designated at FVTPL		487,743	110,965	678,041	1,651,198	5,414,944	1,066,565	9,409,456
Other financial liabilities		23,504,746	118,689	253,779	510,768	416,868	3,449,392	28,254,242
		196,005,922	39,707,074	47,506,216	76,900,651	75,901,665	17,576,737	453,598,265
Off balance (*4):
Finance guarantee contracts		4,698,558	-	-	-	-	-	4,698,558
Loan commitments and other		178,516,047	-	-	-	-	-	178,516,047
		183,214,605	-	-	-	-	-	183,214,605

Derivatives:
Net and gross settlement of derivatives		407,885	9,640	34,228	18,196	160,292	176,976	807,217

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

(*1) The amounts include cash flows of principal and interest on financial instruments.

(*2) Demand deposits amounting to ~~W~~134,262,406 million and ~~W~~116,282,706 million as of June 30, 2020 and December 31, 2019 are included in the ‘Less than 1 month’ category, respectively.

(*3) Financial instruments held for trading measured at market price are classified as ‘Less than 1 month’.

(*4) Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

(e) Capital risk management

The Group as prescribed in the Financial Holding Company Act, is required to maintain a minimum consolidated equity capital ratio of 8.0%.

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses.

As of June 30, 2020, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses various valuation techniques and is setting rational assumptions based on the present market situations.

Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. For example, the fair value of the interest rate swap is calculated as the present value of the expected future cash flows. Also, the fair value of the foreign exchange forward contract is calculated by applying the advanced rate of exchange at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

-	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
-	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
-	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020
		Level 1	Level 2	Level 3	Total

Dues from banks measured at FVTPL	~~W~~	-	-	120,554	120,554
Loan receivables at FVTPL		-	618,288	1,840,506	2,458,794
Securities at FVTPL:
Debt securities and other securities (*)		7,444,183	36,306,405	8,739,530	52,490,118
Equity securities		585,016	191,849	695,590	1,472,455
Gold/Silver deposits		81,399	-	-	81,399
Derivatives assets:
Trading		67,261	2,547,775	402,970	3,018,006
Hedging		-	498,591	2,757	501,348
Securities measured at FVOCI:
Debt securities		14,598,951	40,513,574	51,277	55,163,802
Equity securities		190,560	-	598,321	788,881
	~~W~~	22,967,370	80,676,482	12,451,505	116,095,357
Financial liabilities at FVTPL:
Securities sold	~~W~~	547,000	-	-	547,000
Gold/Silver deposits		478,818	-	-	478,818
Financial liabilities designated at FVTPL:
Derivatives-combined securities (*)		-	754,780	9,391,499	10,146,279
Derivative liabilities
Trading		264,149	2,601,208	107,522	2,972,879
Hedging		-	172,841	99,953	272,794
	~~W~~	1,289,967	3,528,829	9,598,974	14,417,770

(*) Financial instruments related with GEN2 Partners Asset Management (~~W~~ 266 billion in beneficiary certificates and ~~W~~ 266.1 billion in sales derivatives-combined securities) have been delayed for repurchase since June 30, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of June 30, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	66,870	830,655	897,525
Loan receivables measured at FVTPL		-	686,446	1,468,375	2,154,821
Securities at FVTPL:
Debt securities and other securities		6,304,161	33,145,583	8,951,398	48,401,142
Equity securities		890,714	195,395	511,831	1,597,940
Gold/Silver deposits		111,715	-	-	111,715
Derivative assets
Trading		35,711	2,088,307	462,050	2,586,068
Hedging		-	240,430	2,776	243,206
Securities measured at FVOCI:
Debt securities		16,892,704	41,645,124	35,266	58,573,094
Equity securities		183,107	-	624,852	807,959
	~~W~~	24,418,112	78,068,155	12,887,203	115,373,470
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,164,697	-	-	1,164,697
Gold/Silver deposits		467,760	-	-	467,760
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	897,967	8,511,489	9,409,456
Derivative liabilities:
Trading		46,854	1,834,930	119,220	2,001,004
Hedging		-	112,258	189,750	302,008
	~~W~~	1,679,311	2,845,155	8,820,459	13,344,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) The Group uses the value assessed by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows:

	June 30, 2020
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period (*1)		46,819	1,287	362,574	(297,668)
Recognized in other comprehensive income (loss) for the period		78,419	(31,156)	(20)	-
		125,238	(29,869)	362,554	(297,668)
Purchase		2,624,539	19,349	-	636
Issue		-	-	(4,467,280)	97
Settlement		(2,758,527)	-	3,224,716	338,809
Reclassification (*3)		(342,912)	-	-	-
Transfer to level3 (*2)		-	-	-	487
Transfer from level3 (*2)		(14,417)	-	-	35
Ending balance	~~W~~	11,396,180	649,598	(9,391,499)	198,252

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) The Group uses the value assessed by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	7,122,565	550,505	(6,833,737)	(526,223)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		61,738	1,461	(826,594)	591,332
Recognized in other comprehensive income (loss) for the year		125,037	34,716	(13,654)	-
		186,775	36,177	(840,248)	591,332
Purchase		5,941,978	103,564	-	2,221
Issue		-	-	(8,821,680)	-
Settlement		(2,332,781)	(22,842)	7,984,176	88,312
Reclassification		-	(7,286)	-	-
Transfer to level3(*2)		162,906	-	-	248
Transfer from level3(*2)		(27,075)	-	-	(34)
Business combination		707,891	-	-	-
Ending balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the six-month period ended June 30, 2020 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		June 30, 2020
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of June 30
Net loss on financial assets at fair value through profit or loss	~~W~~	(312,882)	(379,780)
Net gain on financial liabilities designated at fair value through profit or loss		362,574	470,058
Net gain on securities at fair value through other comprehensive income		1,287	178
Other operating income		62,033	62,077
	~~W~~	113,012	152,533

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) The Group uses the evaluated values obtained by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the six-month period ended June 30, 2019, is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		June 30, 2019
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of June 30
Net gain on financial assets at fair value through profit or loss	~~W~~	736,579	408,815
Net loss on financial liabilities designated at fair value through profit or loss		(632,562)	(177,832)
Net gain on securities at fair value through other comprehensive income		1,431	1,161
Other operating income		154,193	155,272
	~~W~~	259,641	387,416

(*2) Transfer between levels is resulted because there was a change in the availability of observable market data for the financial instrument. The Group recognizes changes in levels at the end of the reporting period in which events or changes in circumstances that cause transfer between levels.

(*3) Replaced to investment in associates

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and inputs unobservable (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2020 and December 31, 2019 are as follows:

June 30, 2020
Type of financial instrument	Valuation technique	Type		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss	DCF	Debt securities	~~W~~	36,924,693	Discount rate, interest rates, stock price, etc.
	NAV	Equity securities		191,849	Price of underlying assets
				37,116,542
Derivative assets	Option model, DCF	Trading		2,547,775	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		498,591
				3,046,366
Securities at fair value through other comprehensive income	DCF	Debt securities		40,513,574	Discount rate, interest rate, etc.
			~~W~~	80,676,482
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF	Combined instrument	~~W~~	754,780	Discount rate
Derivative liabilities	Option model, DCF	Trading		2,601,208	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		172,841
				2,774,049
			~~W~~	3,528,829

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and inputs unobservable (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of June 30, 2020 and December 31, 2019 are as follows (continued):

December 31, 2019
Type of financial instrument	Valuation technique	Type		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss	DCF	Debt securities	~~W~~	33,898,899	Discount rate, interest rates, stock price, etc.
	NAV	Equity securities		195,395	Price of underlying assets
				34,094,294
Derivative assets	Option model, DCF	Trading		2,088,307	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		240,430
				2,328,737
Securities at fair value through other comprehensive income	DCF	Debt securities for trading		41,645,124	Discount rate, interest rate, etc.
			~~W~~	78,068,155
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF	Combined instrument	~~W~~	897,967	Discount rate
Derivative liabilities	Option model, DCF	Trading		1,834,930	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		112,258
				1,947,188
			~~W~~	2,845,155

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and inputs unobservable (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2020 and December, 31 2019 are as follows :

	June 30, 2020
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model (*1), MCA (*3)	~~W~~	10,700,590	The volatility of the underlying asset Discount rate	0.00%~55.87% 1.22% ~ 52.80%
Equity securities	DCF, NAV, Option model (*1), MCA (*3)		695,590	The volatility of the underlying asset Correlations Discount rate	1.00%~43.00% 5.00%~86.00% 6.18%~13.34%
			11,396,180
Derivative assets
Equity and foreign exchange related	Option model (*1)		47,817	The volatility of the underlying asset Correlations	0.00%~133.00% -5.00%~82.00%
Interest rates related	Option model (*1)		36,007	The volatility of the underlying asset Regression coefficient Correlations	0.00%~1.00% 1.30%~1.59% 26.00%~90.34%
Credit and commodity related	Option model (*1)		321,903	The volatility of the underlying asset Correlations	0.00%~36.00% -45.00%~93.00%
			405,727

Securities at fair value through other comprehensive income
Debt securities	DCF, NAV,		51,277	The volatility of the underlying asset Discount rate Growth rate	37.88% 8.20%~17.92% 0.00%~2.00%
Equity securities	Option model (*1), MCA (*3)		598,321
			649,598
		~~W~~	12,451,505
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	9,391,499	The volatility of the underlying asset Correlations	0.00%~133.00% -45.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		25,626	The volatility of the underlying asset Correlations	7.92%~76.00% 5.00%~76.00%
Interest rates related	Option model (*1)		143,196	The volatility of the underlying asset, Regression coefficient Correlations	0.20%~65.00% 1.30%~2.77% 28.08%~90.34%
Credit and commodity related	Option model (*1)		38,653	The volatility of the underlying asset Correlations	0.00%~105.00% -45.00%~93.00%
			207,475
		~~W~~	9,598,974

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of June 30, 2020 and December 31, 2019 are as follows (continued):

	December 31, 2019
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model (*1)	~~W~~	11,250,428	The volatility of the underlying asset Discount rate	0.00%~46.36% 1.14%~30.70%
Equity securities	DCF, NAV		511,831	The volatility of the underlying asset Correlations Discount rate	1.00%~43.00% 5.00%~88.00% 5.06%~15.42%
			11,762,259
Derivative assets
Equity and foreign exchange related	Option model (*1)		145,011	The volatility of the underlying asset Correlations	1.51%~56.00% -42.00%~82.00%
Interest rates related	Option model (*1)		30,983	The volatility of the underlying asset Regression coefficient Correlations	0.50%~0.67% 1.30%~1.57% 59.53%
Credit and commodity related	Option model (*1)		288,832	The volatility of the underlying asset Correlations	0.00%~39.00% 0.00%~93.00%
			464,826

Securities at fair value through other comprehensive income
Debt securities	DCF,		35,266	Discount rate Growth rate	7.78%~19.32% 0.00%~2.00%
Equity securities	NAV		624,852
			660,118
		~~W~~	12,887,203
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	8,511,489	The volatility of the underlying asset Correlations	0.00%~140.00% -46.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		30,412	The volatility of the underlying asset Correlations	0.00%~140.00% 0.00%~78.00%
Interest rates related	Option model (*1)		213,170	The volatility of the underlying asset, Regression coefficient Correlations	0.00%~55.00% 1.30%~2.77% 45.06%~90.34%
Credit and commodity related	Option model (*1)		65,388	The volatility of the underlying asset Correlations	0.00%~109.00% -46.00%~93.00%
			308,970
		~~W~~	8,820,459

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

(*1) The option model used to measure the fair value of derivatives includes the Black-Scholes model, the Hull-White model, etc., and some products are subject to Monte Carlo simulation, depending on the product type.

(*2) The Group does not disclose the valuation techniques and inputs relating to items for which the carrying amount is disclosed at fair value because the carrying amount is considered a reasonable approximation of fair value.

(*3) ‘Market Comparable Approach’ is abbreviated to ‘MCA’.

i-4) Sensitivity analysis for fair value measurements in Level 3

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of June 30, 2020 and December 31, 2019.

		June 30, 2020
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss (*1):
Securities at fair value through profit or loss	~~W~~	40,874	(33,619)
Derivative assets		20,745	(22,789)
		61,619	(56,408)
Effects on other comprehensive income :
Securities at fair value through other comprehensive income (*2)		33,529	(24,346)
	~~W~~	95,148	(80,754)
Financial liabilities:
Effects on profit or loss (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	101,148	(112,052)
Derivative liabilities		70,939	(67,975)
	~~W~~	172,087	(180,027)

		December 31, 2019
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss (*1):
Securities at fair value through profit or loss	~~W~~	44,108	(23,618)
Derivative assets		24,792	(22,184)
		68,900	(45,802)
Effects on other comprehensive income :
Securities at fair value through other comprehensive income(*2)		36,258	(22,183)
	~~W~~	105,158	(67,985)
Financial liabilities:
Effects on profit or loss (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	55,224	(53,294)
Derivative liabilities		16,830	(22,535)
	~~W~~	72,054	(75,829)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk.
Securities measured at amortized cost	The minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value.
Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Other financial assets and other financial liabilities

The carrying amounts are measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020		December 31, 2019
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	30,027,951	30,041,987	25,840,858	25,852,497

Loans measured at amortized cost
Retails		138,741,196	139,938,841	134,510,282	135,620,862
Corporations		170,041,891	170,847,486	159,560,873	160,818,205
Public and other funding loans		3,714,772	3,722,075	3,427,855	3,446,485
Loans between banks		4,534,495	4,552,284	2,629,999	2,644,603
Credit card		21,457,782	21,828,798	23,115,970	23,489,180

Securities measured at amortized cost
Government bonds		30,917,229	33,451,646	30,385,084	32,242,339
Financial institution bonds		3,564,505	3,753,443	4,770,204	4,882,081
Corporation bonds		11,543,619	12,160,835	10,426,777	10,878,059
Other financial assets		21,861,621	21,862,108	17,477,778	17,493,331
	~~W~~	436,405,061	442,159,503	412,145,680	417,367,642
Deposit liabilities:
Demand deposits	~~W~~	134,262,406	134,262,406	116,282,707	116,282,707
Time deposits		153,925,359	154,308,955	158,427,447	158,478,949
Certificate of deposit		9,563,932	9,602,135	9,707,791	9,714,806
Issued bill deposit		5,971,002	5,970,922	4,579,587	4,579,425
CMA deposits		3,983,296	3,983,296	3,987,372	3,987,372
Other		3,160,954	3,161,819	1,889,352	1,889,700

Borrowing debts:
Call-money		1,418,514	1,418,514	712,247	712,247
Bills sold		10,406	10,398	19,070	19,035
Bonds sold under repurchase agreements		10,264,428	10,264,429	9,089,736	9,089,736
Borrowings		26,308,435	26,439,944	25,042,103	25,205,292

Debts:
Borrowings in Korean won		63,196,656	64,123,581	64,717,212	65,322,413
Borrowings in foreign currency		10,884,288	10,907,817	10,646,152	10,783,027
Other financial liabilities		34,395,885	34,320,142	28,231,911	27,949,306
	~~W~~	457,345,561	458,774,358	433,332,687	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	664,330	28,874,014	503,643	30,041,987

Loans measured at amortized cost:
Retails		-	-	139,938,841	139,938,841
Corporations		-	-	170,847,486	170,847,486
Public and other funding loans		-	-	3,722,075	3,722,075
Loans between banks		-	2,243,342	2,308,942	4,552,284
Credit card		-	-	21,828,798	21,828,798

Securities measured at amortized cost:
Government bonds		21,849,535	11,602,111	-	33,451,646
Financial institution bonds		1,006,204	2,747,239	-	3,753,443
Corporation bonds		-	12,071,308	89,527	12,160,835

Other financial assets		-	11,287,073	10,575,035	21,862,108
	~~W~~	23,520,069	68,825,087	349,814,347	442,159,503
Deposit liabilities:
Demand deposits	~~W~~	-	134,262,406	-	134,262,406
Time deposits		-	-	154,308,955	154,308,955
Certificate of deposit		-	-	9,602,135	9,602,135
Issued bill deposit		-	-	5,970,922	5,970,922
CMA deposits		-	3,983,296	-	3,983,296
Other		-	3,008,535	153,284	3,161,819

Borrowing debts:
Call-money		-	1,418,514	-	1,418,514
Bills sold		-	-	10,398	10,398
Bonds sold under repurchase agreements		-	-	10,264,429	10,264,429
Borrowings		-	388,167	26,051,777	26,439,944

Debts:
Borrowings in Korean won		-	35,635,467	28,488,114	64,123,581
Borrowings in foreign currency		-	7,798,537	3,109,280	10,907,817
Other financial liabilities		-	12,509,432	21,810,710	34,320,142
	~~W~~	-	199,004,354	259,770,004	458,774,358

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of June 30, 2020 and December 31, 2019 are as follows(continued):

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,133,425	22,149,706	569,366	25,852,497

Loans measured at amortized cost
Retails		-	-	135,620,862	135,620,862
Corporations		108	-	160,818,097	160,818,205
Public and other funding loans		-	-	3,446,485	3,446,485
Loans between banks		-	960,827	1,683,776	2,644,603
Credit card		-	-	23,489,180	23,489,180

Securities measured at amortized cost:
Government bonds		20,524,820	11,717,519	-	32,242,339
Financial institution bonds		2,252,484	2,629,597	-	4,882,081
Corporation bonds		-	10,792,000	86,059	10,878,059

Other financial assets		526,813	10,813,821	6,152,697	17,493,331
	~~W~~	26,437,650	59,063,470	331,866,522	417,367,642
Deposit liabilities:
Demand deposits	~~W~~	1,053,963	115,216,336	12,408	116,282,707
Time deposits		-	-	158,478,949	158,478,949
Certificate of deposit		-	-	9,714,806	9,714,806
Issued bill deposit		-	-	4,579,425	4,579,425
CMA deposits		-	3,987,372	-	3,987,372
Other		1,747,509	-	142,191	1,889,700

Borrowing debts:
Call-money		174,000	538,247	-	712,247
Bills sold		-	-	19,035	19,035
Bonds sold under repurchase agreements		6,734,162	-	2,355,574	9,089,736
Borrowings		-	-	25,205,292	25,205,292

Debts:
Borrowings in Korean won		-	43,747,553	21,574,860	65,322,413
Borrowings in foreign currency		-	7,535,065	3,247,962	10,783,027
Other financial liabilities		526,685	7,932,723	19,489,898	27,949,306
	~~W~~	10,236,319	178,957,296	244,820,400	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value. The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	32,194,974	-	32,194,974
Due from banks at fair value through profit or loss		120,554	-	-	-	120,554
Securities at fair value through profit or loss		54,043,972	-	-	-	54,043,972
Derivatives		3,018,006	-	-	501,348	3,519,354
Loans at fair value through profit or loss		2,458,794	-	-	-	2,458,794
Loans at amortized cost		-	-	338,490,136	-	338,490,136
Securities at fair value through other comprehensive income		-	55,952,683	-	-	55,952,683
Securities at amortized cost		-	-	46,025,353	-	46,025,353
Other financial assets		-	-	21,861,621	-	21,861,621
	~~W~~	59,641,326	55,952,683	438,572,084	501,348	554,667,441

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2020 and December 31, 2019 are as follows(continued):

		June 30, 2020
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	310,866,949	-	310,866,949
Financial liabilities at fair value through profit or loss		1,025,818	-	-	-	1,025,818
Financial liabilities designated at FVTPL		-	10,146,279	-	-	10,146,279
Derivatives		2,972,879	-	-	272,794	3,245,673
Borrowings		-	-	38,001,783	-	38,001,783
Debt securities issued		-	-	74,080,944	-	74,080,944
Other financial liabilities		-	-	34,395,885	-	34,395,885
	~~W~~	3,998,697	10,146,279	457,345,561	272,794	471,763,331

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of June 30, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	28,423,744	-	28,423,744
Due from banks at fair value through profit or loss		897,525	-	-	-	897,525
Securities at fair value through profit or loss		50,110,797	-	-	-	50,110,797
Derivatives assets		2,586,068	-	-	243,206	2,829,274
Loans at fair value through profit or loss		2,154,821	-	-	-	2,154,821
Loans at amortized cost		-	-	323,244,979	-	323,244,979
Securities at fair value through other comprehensive income		-	59,381,053	-	-	59,381,053
Securities at amortized cost		-	-	45,582,065	-	45,582,065
Other financial assets		-	-	17,477,778	-	17,477,778
	~~W~~	55,749,211	59,381,053	414,728,566	243,206	530,102,036

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as June 30, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	294,874,256	-	294,874,256
Financial liabilities at fair value through profit or loss		1,632,457	-	-	-	1,632,457
Financial liabilities designated at FVTPL		-	9,409,456	-	-	9,409,456
Derivatives liabilities		2,001,004	-	-	302,008	2,303,012
Borrowings		-	-	34,863,156	-	34,863,156
Debt securities issued		-	-	75,363,364	-	75,363,364
Other financial liabilities		-	-	28,231,911	-	28,231,911
	~~W~~	3,633,461	9,409,456	433,332,687	302,008	446,677,612

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

5. Change in subsidiaries

(a) Major consolidated subsidiaries excluded from the consolidated financial statements for the six-month period ended June 30, 2020 are as follows.

	Company	Description
Included	SBJDNX	Newly invested subsidiary
Included	Shinhan Financial Plus	Newly invested subsidiary
Excluded	Shinhan Asia Ltd.	In progress of liquidation

(b) Major subsidiaries included in the consolidated financial statements for the year ended December 31, 2019 are as follows.

	Company	Description
Included	Orange Life Insurance Co., Ltd	Newly acquired subsidiary
	Asia Trust Co., Ltd.	Newly acquired subsidiary
	Prudential Vietnam Finance	Newly acquired subsidiary
	Shinhan AI Co., Ltd.	Newly invested subsidiary

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and their accompanying work
Credit card	Sales of credit cards, cash services, card loan services and their accompanying work
Securities	Securities trading, consignment trading, underwriting and their accompanying work
Life insurance	Life insurance business and its accompanying work
Others	Business segments that do not belong to the above segments, such as leasing, rental, collection of bonds, assets management and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

6. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the six-month periods ended June 30, 2020 and 2019.

		June 30, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	3,004,978	880,199	253,812	805,855	76,226	(111,522)	4,909,548
Net fees and commission income		412,413	242,452	223,671	83,237	168,668	(582)	1,129,859
Reversal of (provision for) credit loss allowance		(391,920)	(265,439)	(91,295)	(6,891)	(19,086)	833	(773,798)
General and administrative expenses		(1,525,645)	(348,320)	(266,587)	(214,941)	(170,338)	56,626	(2,469,205)
Other income (expense)		(31,787)	(39,149)	13,853	(349,506)	98,767	24,001	(283,821)
Operating income		1,468,039	469,743	133,454	317,754	154,237	(30,644)	2,512,583
Equity method income (loss)		(2,585)	-	18,359	(738)	12,609	38,555	66,200
Income tax expense		373,878	121,062	20,505	81,836	46,927	21,021	665,229
Profit for the period	~~W~~	1,103,999	350,821	56,933	229,070	118,494	(17,109)	1,842,208
Controlling interest	~~W~~	1,103,811	351,425	57,093	229,070	118,495	(54,384)	1,805,510
Non-controlling interests		188	(604)	(160)	-	(1)	37,275	36,698

		June 30, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	2,954,920	852,568	215,115	817,859	57,659	(117,722)	4,780,399
Net fees and commission income		491,335	210,696	184,055	85,975	119,016	(1,934)	1,089,143
Reversal of (provision for) credit loss allowance		(250,061)	(290,651)	6,388	(3,014)	(8,792)	(2,728)	(548,858)
General and administrative expenses		(1,471,607)	(337,692)	(252,092)	(221,625)	(150,548)	28,838	(2,404,726)
Other income (expense)		(90,227)	(4,613)	10,494	(353,534)	79,894	161,630	(196,356)
Operating income		1,634,360	430,308	163,960	325,661	97,229	68,084	2,719,602
Equity method income (loss)		(954)	-	15,493	(722)	6,803	8,744	29,364
Income tax expense		392,498	107,956	40,023	97,778	31,007	30,930	700,192
Profit for the period	~~W~~	1,247,383	320,082	142,743	225,168	70,475	30,528	2,036,379
Controlling interest	~~W~~	1,247,231	320,906	142,780	225,168	70,474	(92,148)	1,914,411
Non-controlling interests		152	(824)	(37)	-	1	122,676	121,968

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

6. Operating segments (continued)

(c) The following tables provide information of net interest income (expense) of each operating segment for the six-month periods ended June 30, 2020 and 2019.

		June 30, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	3,006,376	902,163	254,844	803,740	54,435	(112,010)	4,909,548
Internal transactions		(1,398)	(21,964)	(1,032)	2,115	21,791	488	-
	~~W~~	3,004,978	880,199	253,812	805,855	76,226	(111,522)	4,909,548

(*) The consolidated adjustment amount for interest income from external customers is the amount that occurs as a result of fair value evaluation of securities, etc., when processing business combination accounting.

		June 30, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	2,958,219	864,297	211,793	820,524	44,287	(118,721)	4,780,399
Internal transactions		(3,299)	(11,729)	3,322	(2,665)	13,372	999	-
	~~W~~	2,954,920	852,568	215,115	817,859	57,659	(117,722)	4,780,399

(*) The consolidated adjustment amount for interest income from external customers is the amount that occurs as a result of fair value evaluation of securities, etc., when processing business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the six-month periods ended June 30, 2020 and 2019.

		June 30, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	430,526	263,940	227,140	89,313	118,940	-	1,129,859
Internal transactions		(18,113)	(21,488)	(3,469)	(6,076)	49,728	(582)	-
	~~W~~	412,413	242,452	223,671	83,237	168,668	(582)	1,129,859

		June 30, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	502,300	226,218	189,265	89,889	81,471	-	1,089,143
Internal transactions		(10,965)	(15,522)	(5,210)	(3,914)	37,545	(1,934)	-
	~~W~~	491,335	210,696	184,055	85,975	119,016	(1,934)	1,089,143

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

7. Cash and due from banks at amortized cost

Restricted due from banks according to the Banking Act and other related laws as of June 30, 2020 and December 31, 2019 is as follows:

		June 30, 2020	December 31, 2019	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	14,450,649	13,840,988	Article 55 of the Bank of Korea Act
Other		2,585,430	1,081,698	Article 28 and 70 of the Bank of Korea Act, Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		17,036,079	14,922,686

Deposits denominated in foreign currency		2,533,310	1,584,239	Article of the Bank of Korea Act, New York State Banking Act, derivatives, etc.
	~~W~~	19,569,389	16,506,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Debt instruments:
Governments	~~W~~	3,931,862	2,873,419
Financial institutions		13,403,854	12,711,074
Corporations		8,001,787	8,541,514
Stocks with put option		592,184	598,858
Equity investment with put option		1,693,996	1,458,933
Beneficiary certificates		12,419,086	10,678,620
Commercial papers		6,218,966	5,160,063
CMA		2,895,245	3,723,401
Others(*)		3,333,138	2,655,260
		52,490,118	48,401,142

Equity instruments:
Stocks		1,362,691	1,488,743
Equity investment		67	-
Others		109,697	109,197
		1,472,455	1,597,940
		53,962,573	49,999,082
Other:
Loans at fair value		2,458,794	2,154,821
Due from banks at fair value		120,554	897,525
Gold deposits		81,399	111,715
	~~W~~	56,623,320	53,163,143

(*) Restricted reserves for claims of customers’ deposits (trusts) as of June 30, 2020 and December 31, 2019 are ~~W~~1,563,148 million and ~~W~~ 1,103,050 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

8.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach were applied in accordance with Korean IFRS No. 1109 ‘Financial Instruments’ and Korean IFRS No. 1104 ‘Insurance Contracts’ as of June 30, 2020 and December 31, 2019 are as follows.

		June 30, 2020	December 31, 2019

Due from banks at fair value through profit or loss	~~W~~	120,554	897,525
Securities at fair value through profit or loss		5,395,534	5,139,380
	~~W~~	5,516,088	6,036,905

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying Korean IFRS No.1109 but would not have been measured at fair value through profit or loss in its entirety applying Korean IFRS No.1039; and it is not held in respect of an activity that is unconnected with contracts within the scope of Korean IFRS No.1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach for the six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020
		Profit or loss		Other comprehensive income(*)
		By Korean IFRS No. 1109	By Korean IFRS No. 1039	Amount	Tax effect
Gain or loss on valuation of financial assets at fair value through profit or loss	~~W~~	70,490	(2,480)	72,970	(21,697)
Gain or loss on disposal of financial assets at fair value through profit or loss		22,069	23,680	(1,611)	740
	~~W~~	92,559	21,200	71,359	(20,957)

(*) The amount of the policyholders equity adjustment for the reclassification of other comprehensive income is ~~W~~(4,789) million.

		June 30, 2019
		Profit or loss		Other comprehensive income
		By Korean IFRS No. 1109	By Korean IFRS No. 1039	Amount	Tax effect
Gain or loss on valuation of financial assets at fair value through profit or loss	~~W~~	143,646	(64,211)	207,857	(74,586)
Gain or loss on disposal of financial assets at fair value through profit or loss		6,752	17,680	(10,928)	2,908
	~~W~~	150,398	(46,531)	196,929	(71,678)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

9. Derivatives

(a) The notional amounts of derivatives as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	133,330,039	137,383,704
Currency swaps		38,638,398	40,826,444
Currency options		3,762,914	2,758,801
		175,731,351	180,968,949
Exchange traded:
Currency futures		841,709	1,045,138
		176,573,060	182,014,087
Interest rates related:
Over the counter:
Interest rate swaps		39,225,907	37,801,528
Interest rate options		294,825	286,000
		39,520,732	38,087,528
Exchange traded:
Interest rate futures		3,005,448	2,455,450
Interest rate swaps(*)		71,152,410	65,868,540
		74,157,858	68,323,990
		113,678,590	106,411,518
Credit related:
Over the counter:
Credit swaps		5,608,936	5,404,257

Equity related:
Over the counter:
Equity swaps and forwards		4,145,359	4,255,831
Equity options		931,824	864,038
		5,077,183	5,119,869
Exchange traded:
Equity futures		1,293,963	876,220
Equity options		3,918,024	4,039,226
		5,211,987	4,915,446
		10,289,170	10,035,315
Commodity related:
Over the counter:
Commodity swaps and forwards		660,725	758,533
Exchange traded:
Commodity futures and options		345,546	344,329
		1,006,271	1,102,862
Hedge:
Currency forwards		1,426,096	1,869,518
Currency swaps		4,372,528	4,532,114
Interest rate swaps		8,913,135	10,091,632
		14,711,759	16,493,264

	~~W~~	321,867,786	321,461,303

    (*)The amount of open interests derivatives settled at the Central Clearing Exchange

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020		December 31, 2019
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,502,208	1,100,714	1,360,384	1,056,760
Currency swaps		599,663	659,827	473,797	519,445
Currency options		20,649	22,935	9,007	9,430
		2,122,520	1,783,476	1,843,188	1,585,635

Exchange traded:
Currency futures		-	1	-	-
		2,122,520	1,783,477	1,843,188	1,585,635

Interest rates related:
Over the counter:
Interest rate swaps		436,784	496,658	260,020	247,723
Interest rate options		2,255	4,348	835	5,626
		439,039	501,006	260,855	253,349
Exchange traded:
Interest rate futures		1,023	1,091	697	595
		440,062	502,097	261,552	253,944
Credit related:
Over the counter:
Credit swaps		320,693	36,232	283,015	38,598

Equity related:
Over the counter:
Equity swap and forwards		58,158	324,819	144,276	39,422
Equity options		2,148	13,341	4,526	9,402
		60,306	338,160	148,802	48,824
Exchange traded:
Equity futures		14,511	4,604	4,318	6,417
Equity options		43,068	253,531	28,355	29,741
		57,579	258,135	32,673	36,158
		117,885	596,295	181,475	84,982
Commodity related:
Over the counter:
Commodity swaps and forwards		8,185	49,855	14,496	27,745

Exchange traded:
Commodity futures and options		8,661	4,923	2,342	10,100
		16,846	54,778	16,838	37,845
Hedge:
Currency forwards		3,568	35,347	14,380	21,121
Currency swaps		84,461	83,370	74,240	48,396
Interest rate swaps		413,319	154,077	154,586	232,491
		501,348	272,794	243,206	302,008
	~~W~~	3,519,354	3,245,673	2,829,274	2,303,012

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(Unaudited)

(In millions of Korean won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month and six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020		June 30, 2019
		Three- month	Six- month	Three-month	Six- month
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	(88,397)	122,838	69,927	73,331
Currency swaps		40,139	(7,027)	30,714	41,856
Currency options		850	3,391	3,477	6,035
		(47,408)	119,202	104,118	121,222
Exchange traded:
Currency futures		(1)	(1)	30	62
Currency options		-	-	(358)	(358)
		(1)	(1)	(328)	(296)
		(47,409)	119,201	103,790	120,926
Interest rates related:
Over the counter:
Interest rate swaps		(10,966)	(94,414)	(30,920)	(2,992)
Interest rate options		519	(1,403)	(1,395)	(1,805)
		(10,447)	(95,817)	(32,315)	(4,797)
Exchange traded:
Interest rate futures		(1,603)	303	2,980	(128)
		(12,050)	(95,514)	(29,335)	(4,925)
Credit related:
Over the counter:
Credit swaps		26,515	40,469	(19,454)	(25,421)
Equity related:
Over the counter:
Equity swap and forwards		376,548	(332,754)	(133,690)	80,962
Equity options		(1,435)	(5,594)	804	(177)
		375,113	(338,348)	(132,886)	80,785
Exchange traded:
Equity futures		43,687	11,828	2,021	(6,830)
Equity options		287,186	36,772	(11,046)	52,694
		330,873	48,600	(9,025)	45,864
		705,986	(289,748)	(141,911)	126,649
Commodity related:
Over the counter:
Commodity swaps and forwards		42,460	(25,655)	(14,294)	1,789
Commodity options		-	-	8	16
		42,460	(25,655)	(14,286)	1,805
Exchange traded:
Commodity futures and options		40,476	3,737	3,813	2,230
		82,936	(21,918)	(10,473)	4,035
Hedge:		84,979	265,670	162,118	338,666
	~~W~~	840,957	18,160	64,735	559,930

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

9. Derivatives (continued)

(d) Nominal values and average hedge ratio for derivatives as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	168,516	1,227,510	589,623	809,260	764,652	5,353,574	8,913,135
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Exchange risk:
Nominal values:		2,636,270	1,575,819	1,086,168	1,116,465	355,688	319,135	7,089,545
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

		December 31, 2019
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	750,469	704,985	717,948	1,228,424	575,481	6,114,325	10,091,632
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:
Nominal values:		3,651,118	1,075,886	1,269,520	968,770	84,275	534,898	7,584,467
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(e) Hedge relationships affected by an interest rate index

The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate indicator reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group's reform of the interest rate index as of June 30, 2020 is as follows:

Interest rate index	Nominal amount
KRW 3M CD (*)	4,020,000
USD 1M LIBOR	1,740,215
USD 3M LIBOR (*)	4,571,020
EUR 1M LIBOR	266,811
EUR 3M LIBOR	307,843
EUR 6M LIBOR	2,700

(*) Include nominal amount of the hedging instrument related to the CMS(Constant Maturity Swap) calculated based on the CD and LIBOR rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost

(a) Securities at fair value through other comprehensive income and securities at amortized cost as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	16,875,874	17,597,910
Financial institutions bonds		19,703,615	21,527,242
Corporate bonds and others		18,584,313	19,447,942
		55,163,802	58,573,094
Equity securities(*):
Stocks		699,297	728,311
Equity investments		4,116	5,356
Others		85,468	74,292
		788,881	807,959
		55,952,683	59,381,053
Securities at amortized cost:
Debt securities:
Government bonds		30,917,229	30,385,084
Financial institutions bonds		3,564,505	4,770,204
Corporate bonds and others		11,543,619	10,426,777
		46,025,353	45,582,065
	~~W~~	101,978,036	104,963,118

(*) Equity securities in the above table are classified as other comprehensive income - equity securities designated as fair value items, and other comprehensive income and fair value options were exercised for the purpose of holding as required by the policy

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows:

		June 30, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835
Transfer to 12-month expected credit loss		57,741	(57,741)	-	-	-	-
Transfer to life time expected credit loss		(105,729)	105,729	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Acquisition		30,091,822	7,567	30,099,389	3,988,373	-	3,988,373
Disposal		(21,417,036)	(20,054)	(21,437,090)	-	-	-
Repayment		(12,302,271)	-	(12,302,271)	(3,572,001)	(23,272)	(3,595,273)
Others (*)		228,314	2,366	230,680	49,941	1,760	51,701
Ending balance	~~W~~	54,886,841	276,961	55,163,802	46,034,876	1,760	46,036,636

(*) Amounts due to changes on foreign exchange rates, amortization of fair value adjustments made in business combination and other.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396
Transfer to 12-month expected credit loss		34,555	(34,555)	-	20,198	(20,198)	-
Transfer to life time expected credit loss		(64,928)	64,928	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Purchase		46,847,222	61,410	46,908,632	12,209,898	-	12,209,898
Disposal		(16,109,006)	(10,222)	(16,119,228)	-	-	-
Repayment		(21,129,182)	-	(21,129,182)	(6,722,560)	-	(6,722,560)
Others (*)		230,733	51,702	282,435	322,107	20,995	343,102
Business combination		10,952,792	-	10,952,792	11,273,999	-	11,273,999
Ending balance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835

(*) Amounts due to changes on foreign exchange rates, amortization of fair value adjustments made in business combination and other.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows:

		June 30, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	27,581	655	28,236	9,759	11	9,770
Transfer to 12-month expected credit loss		98	(98)	-	-	-	-
Transfer to life time expected credit loss		(207)	207	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provided (reversed)		2,758	429	3,187	1,076	349	1,425
Disposal		(4,955)	(487)	(5,442)	-	-	-
Others(*)		1,038	7	1,045	89	(1)	88
Ending balance	~~W~~	26,313	713	27,026	10,924	359	11,283

(*) Amounts due to restructuring, debt equity swaps and changes on foreign exchange rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	25,722	362	26,084	9,243	17	9,260
Transfer to 12-month expected credit loss		33	(33)	-	4,301	(4,301)	-
Transfer to life time expected credit loss		(60)	60	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provision (reversal)		8,403	(2,616)	5,787	(3,752)	4,295	543
Disposal		(5,340)	(258)	(5,598)	-	-	-
Others (*)		(1,177)	3,140	1,963	(33)	-	(33)
Ending balance	~~W~~	27,581	655	28,236	9,759	11	9,770

(*) Amounts due to restructuring, debt equity swaps and changes on foreign exchange rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month and six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020
		Three-month	Six-month
Gain on disposal of securities at fair value	~~W~~	82,627	203,838
Loss on disposal of securities at fair value		(5,999)	(16,951)
Gain on disposal of securities at amortized cost (*)		39	42
Loss on disposal of securities at amortized cost (*)		(1)	(12)
	~~W~~	76,666	186,917

(*) The disposal of securities at amortized cost was due to the exercise of the redemption option of the issuer.

		June 30, 2019
		Three-month	Six-month
Gain on disposal of securities at fair value	~~W~~	41,522	62,337
Loss on disposal of securities at fair value		(254)	(2,202)
Gain on disposal of securities at amortized cost(*)		16	16
Loss on disposal of securities at amortized cost(*)		(1)	(2)
	~~W~~	41,283	60,149

(*) The disposal of securities at amortized cost was due to the exercise of the redemption option of the issuer.

(e) Gain or loss on equity securities at fair value through other comprehensive income.

i) The Group recognizes dividends amounting to ~~W~~ 15,129 million and ~~W~~ 11,382 million related to equity securities at fair value through other comprehensive income for the six-month periods ended June 30, 2020 and 2019, respectively.

ii) The details of disposal of equity securities at fair value through other comprehensive income for the six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020	June 30, 2019

Fair value at the date of disposal	~~W~~	18,612	3,703
Cumulative net gain at the time of disposal		(5,055)	(5,486)

The Group disposed equity instruments that are measured at FVOCI for debt-equity swap.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)

11.  Loans at amortized cost

(a) Loans at amortized cost as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Household loans	~~W~~	138,732,294	134,423,473
Corporate loans		171,664,516	161,029,877
Public and other loans		3,580,870	3,311,735
Loans to banks		4,541,951	2,633,532
Credit card receivables		22,373,755	24,024,491
		340,893,386	325,423,108
Discount		(21,167)	(27,824)
Deferred loan origination costs		513,693	534,530
		341,385,912	325,929,814
Less: Allowance for credit loss		(2,895,776)	(2,684,835)
	~~W~~	338,490,136	323,244,979

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

11.  Loans at amortized cost (continued)

(b) Changes in total carrying amount

Changes in loans at amortized cost and other assets for the six-month period ended June 30, 2020 are as follows:

		June 30, 2020
		Loans at amortized cost			Other assets (*1)			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	286,765,223	37,286,614	1,877,977	43,245,002	106,517	45,965	369,327,298
Transfer to 12-month expected credit loss		7,420,150	(7,416,796)	(3,354)	12,329	(12,316)	(13)	-
Transfer to life time expected credit loss		(19,902,782)	19,934,291	(31,509)	(183,378)	183,403	(25)	-
Transfer to impaired financial asset		(1,287,656)	(207,338)	1,494,994	(4,656)	(4,492)	9,148	-
Origination		124,602,297	279,876	90,043	54,997,721	20,836	18,332	180,009,105
Collection		(97,427,575)	(11,766,067)	(868,890)	(46,566,357)	(59,610)	(3,724)	(156,692,223)
Charge off		-	-	(402,886)	-	-	(13,856)	(416,742)
Disposal		-	(249)	(172,421)	-	(3)	(370)	(173,043)
Others (*2)		1,071,586	45,200	5,184	255,226	81	-	1,377,277
Ending balance	~~W~~	301,241,243	38,155,531	1,989,138	51,755,887	234,416	55,457	393,431,672

(*1) Include total carrying amount of deposits measured at amortized cost and other financial assets.

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) ~~W~~ 10,262,208 million are uncollected contractual principals and interests that were written off but still in process of collection.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

11.  Loans at amortized cost (continued)

(b) Changes in total carrying amount (continued)

Changes in loans at amortized cost and other assets for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Loans at amortized cost			Other assets (*1)			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	267,598,979	33,038,597	1,696,964	31,508,694	99,461	32,003	333,974,698
Transfer to 12-month expected credit loss		7,070,479	(7,060,348)	(10,131)	12,685	(12,675)	(10)	-
Transfer to life time expected credit loss		(22,683,095)	22,817,050	(133,955)	(253,546)	253,575	(29)	-
Transfer to impaired financial asset		(1,792,547)	(141,818)	1,934,365	(3,124)	(5,324)	8,448	-
Origination		134,727,969	821,102	312,441	62,331,232	29,315	27,281	198,249,340
Collection		(101,937,885)	(11,935,645)	(645,570)	(51,845,962)	(259,371)	(2,036)	(166,626,469)
Charge off		-	-	(858,722)	-	-	(29,456)	(888,178)
Disposal		(117,453)	(8,928)	(410,769)	(182,212)	(3)	(1,062)	(720,427)
Others (*2)		1,038,957	(268,328)	(39,943)	261,019	42	-	991,747
Business combination		2,859,819	24,932	33,297	1,416,216	1,497	10,826	4,346,587
Ending balance	~~W~~	286,765,223	37,286,614	1,877,977	43,245,002	106,517	45,965	369,327,298

(*1) Include total carrying amount of deposits measured at amortized cost and other financial assets.

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) ~~W~~10,155,562 million are uncollected contractual principals and interests that were written off but still in process of collection.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost and other assets for the six-month period ended June 30, 2020 are as follows:

		June 30, 2020
		Loans at amortized cost			Other assets (*1)			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	734,549	995,040	955,246	33,987	7,272	37,590	2,763,684
Transfer to 12-month expected credit loss		89,518	(88,481)	(1,037)	178	(173)	(5)	-
Transfer to life time expected credit loss		(62,782)	75,421	(12,639)	(220)	227	(7)	-
Transfer to impaired financial asset		(3,015)	(30,276)	33,291	(191)	(360)	551	-
Provided (reversed)		80,588	244,016	303,128	(5,049)	79,488	19,327	721,498
Charge off		-	-	(402,886)	-	-	(13,856)	(416,742)
Discount		-	-	(14,871)	-	-	-	(14,871)
Disposal		-	(23)	(27,698)	-	-	-	(27,721)
Collection		-	-	170,129	-	-	965	171,094
Others (*2)		(22,862)	(122,638)	4,058	(3,866)	64	265	(144,979)
Ending balance	~~W~~	815,996	1,073,059	1,006,721	24,839	86,518	44,830	3,051,963

(*1) Included allowance for deposits measured at amortized cost and other financial assets.

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss (continued)

Changes in allowances for credit loss of loans at amortized cost and other assets for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Loans at amortized cost			Other assets (*1)			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	731,000	1,027,922	966,146	39,927	6,930	24,764	2,796,689
Transfer to 12-month expected credit loss		125,371	(122,356)	(3,015)	458	(453)	(5)	-
Transfer to life time expected credit loss		(65,967)	156,992	(91,025)	(231)	244	(13)	-
Transfer to impaired financial asset		(2,757)	(20,987)	23,744	(172)	(2,310)	2,482	-
Provided		2,014	269,819	639,065	2,822	2,667	28,456	944,843
Charge off		-	-	(858,722)	-	-	(29,456)	(888,178)
Discount		-	-	(25,211)	-	-	-	(25,211)
Disposal		(6)	(486)	(52,817)	-	-	-	(53,309)
Collection		-	-	325,906	-	-	1,873	327,779
Others (*2)		(70,784)	(319,596)	6,783	(9,738)	9	435	(392,891)
Business combination		15,678	3,732	24,392	921	185	9,054	53,962
Ending balance	~~W~~	734,549	995,040	955,246	33,987	7,272	37,590	2,763,684

(*1) Included allowance for deposits measured at amortized cost and other financial assets.

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates

(a) Investments in associates as of June 30, 2020 and December 31, 2019 are as follows:

Investees	Country	Reporting date	Ownership (%)
			June 30, 2020	December 31, 2019
BNP Paribas Cardif Life Insurance (*1),(*2)	Korea	March 31	14.99	14.99
Songrim Partners (*1)(*3)		December 31	35.34	35.34
Neoplux Technology Valuation Investment Fund (*1)	“	March 31	33.33	33.33
Partners 4th Growth Investment Fund (*1)	“	“	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	“	“	30.00	30.00
Daekwang Semiconductor Co., Ltd. (*1),(*3)	“	“	20.94	20.94
Shinhan-Neoplux Energy Newbiz Fund ( *1)	“	“	23.33	23.33
Shinhan-Albatross tech investment Fund	“	June 30	49.97	50.00
Plutus-SG Private Equity Fund (*6)	“	-	-	26.67
Eum Private Equity Fund No.3	“	June 30	20.76	20.76
KTB Confidence Private Placement (*6)	“	-	-	31.43
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	“	June 30	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	“	“	20.16	20.16
VOGO Debt Strategy Qualified INV Private	“	“	20.00	20.00
Shinhan-Midas Donga Secondary Fund	“	“	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	“	“	24.00	24.00
Synergy-Shinhan Mezzanine New Technology Investment Fund	“	“	47.62	47.62
Shinhan Praxis K-Growth Global Private Equity Fund (*4)	“	“	18.87	18.87
Kiwoom Milestone Professional Private Real Estate Trust 19	“	“	50.00	50.00
AIP EURO Green Private Real Estate Trust No.3	“	“	21.28	21.28
Hanhwa US Equity Strategy Private Real Estate Fund No.1	“	“	44.84	44.84
Shinhan Global Healthcare Fund 1 (*4)	“	“	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	“	“	33.33	33.33
IBK AONE convertible 1 (*6)	“	-	-	47.25
Rico synergy collabo Multi-Mezzanine 3 (*7)	“	June 30	50.03	50.03
KB NA Hickory Private Special Asset Fund	“	“	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	“	“	44.02	44.02
Axis Global Growth New Technology Investment Association	“	“	31.85	31.85
Hermes Private Investment Equity Fund	“	“	29.17	29.17
SHC ULMUS Fund No.1	“	“	29.41	29.41
Shinhan-Nvestor Liquidity Solution Fund	“	“	24.92	24.92
Shinhan AIM FoF Fund 1a	“	“	25.00	25.00
IGIS Global Credit Fund 150-1	“	“	25.00	25.00
GX Shinhan Intervest 1st Private Equity Fund	“	“	25.27	25.27
Soo Commerce Platform Growth Fund	“	“	24.62	24.62
Partner One Value up I Private Equity Fund	“	“	27.91	27.91
Genesis No.1 Private Equity Fund	“	“	22.80	22.80
GMB ICT New Technology Investment Fund (*6)	“	-	-	26.75
Korea Omega Project Fund III	“	“	23.53	23.53
Soo Delivery Platform Growth Fund	“	“	30.00	30.00
Genesis North America Power Company No.1 PEF	“	“	39.94	39.92
Hyungje art printing (*1),(*3)	“	December 31	31.54	31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	“	June 30	23.33	23.33
Shinhan-Rhinos 1 Fund	“	“	22.48	22.48
Pacific Private Investment Trust No.20	“	“	21.74	21.74
Susung Mezzanine project P1 Private Investment Trust	“	“	41.31	41.18
Korea Finance Security (*1),(*8)	“	March 31	14.91	14.91
Multimedia Tech Co.Ltd (*1),(*3)	“	December 31	21.06	21.06

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(a) Investments in associates as of June 30, 2020 and December 31, 2019 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2020	December 31, 2019
MIEL CO.,LTD (*1)(*3)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	“	June 30	35.73	35.73
DB Epic Convertiblebond Private Trust No.2 (*7)(*9)	“	“	50.98	50.00
PCC S/W 2nd Fund	“	“	29.56	29.56
E&Healthcare Investment Fund No.6	“	“	21.05	20.37
One Shinhan Global Fund1 (*4)	“	“	19.96	19.98
Kiwoom-Shinhan Innovation Fund I	“	“	50.00	50.00
Daishin-K&T New Technology Investment Fund	“	“	31.25	31.25
Midas Asset Global CRE Debt Private Fund No.6	“	“	41.16	20.05
Richmond Private Investment Trust No.82 (*5)	“	“	60.00	60.00
Tiger Alternative Real Estate Professional Private5	“	“	48.71	48.71
Samchully Midstream Private Placement Special Asset Fund 5-4	“	“	42.92	42.92
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	“	“	20.00	20.00
AUCTUS FITRIN Corporate Recovery Private Equity Fund	“	“	21.43	21.43
Meritz Behigh Fund	“	“	47.98	47.98
NH-Amundi Global Infrastructure Trust 14	“	“	30.00	30.00
Pacific Private Real Estate Fund Investment Trust No.30 (*11)	“	-	-	37.50
Jarvis Memorial Private Investment Trust 1 (*5)	“	June 30	99.01	99.01
Mastern Private Private Invetstment Trust 68 (*5)	“	“	53.76	53.76
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*7)	“	“	60.00	60.00
Milestone Private Real Estate Fund 3 (Derivative Type)	“	“	32.06	32.06
IGIS Private Real Estate Investment Trust 286 (2 class)	“	“	41.56	41.56
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)	“	“	31.31	31.31
Lime Pricing Private Equity Fund	“	“	25.85	25.85
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	“	“	21.27	21.27
DS Solid.II Hedge Fund	“	“	27.41	27.41
MC New Technology First Investment Association	“	“	24.00	24.00
Hana Semiconductor New Technology Fund	“	“	24.30	24.30
J&Magnet Startup Venture Specialized Private Equity Fund(*1)	“	March 31	24.39	24.39
Cape IT Fund No.3	“	June 30	32.89	32.89
Vogo Realty Partners Private Real Estate Fund V	“	“	21.64	21.64
IL GU FARM CO.,LTD (*1),(*3)	“	December 31	28.47	28.47
Korea Credit Bureau (*1)(*8)	“	March 31	9.00	9.00
Goduck Gangil1 PFV Co., Ltd (*1)(*8)	“	“	1.04	1.04
SBC PFV Co., Ltd (*1)(*10)	“	“	25.00	25.00
Sprott Global Renewable Private Equity Fund II	“	June 30	23.07	23.10
NH-amundi global infra private fund 16	“	“	49.94	50.00
IMM Global Private Equity Fund	“	“	31.85	31.85
HANA Alternative Estate Professional Private122(*7)	“	“	75.19	75.19
Hanwha-Incus Plus New Technology Fund No.1	“	“	42.64	42.64
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]	“	“	45.96	45.96
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust(*7)	“	“	57.50	57.50
PSA EMP Private Equity Fund	“	“	28.99	28.99
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*7)	“	“	52.28	52.28

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(a) Investments in associates as of June 30, 2020 and December 31, 2019 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2020	December 31, 2019
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF] (*6)	Korea	-	-	25.70
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF] (*6)	“	-	-	25.42
BRAIN DO PROFESSIONALE PRIVATE No. 27	“	June 30	29.13	29.13
VISION US Muni US Local Debt Opportunities Professional Private1(S)	“	“	25.24	25.00
UI Venture Fund 7th	“	“	24.39	-
Sparklabs-Shinhan Opportunity Fund 1	“	“	49.50	-
BNW Tech-Innovation Private Equity Fund	“	“	29.85	-
IGIS Real-estate Private Investment Trust No.33	“	“	40.86	-
WWG Global Real Estate Investment Trust no.4	“	“	29.55	-
Fidelis Global Private Real Estate Trust No.2(*7)	“	“	78.26	-
IGIS PRIVATE REAL ESTATE TRUST NO.331	“	“	30.77	-
AIP EURO PRIVATE REAL ESTATE TRUST No. 12(2)	“	“	28.70	-
Pebblestone CGV Private Real Estate Trust No.1	“	“	48.53	-
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.45[Bond]	“	“	28.98	-
Shinhan AIM Real Estate Fund No.2	“	“	30.00	-
Shinhan AIM Real Estate Fund No.1	“	“	21.01	-
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]	“	“	22.02	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]	“	“	29.19	-
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)(*7)	“	“	71.43	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]	“	“	30.00	-
New Green Shinhan Mezzanine Fund	“	“	39.22	-
VOGO U.S. Credit Private Fund XXI	“	“	20.00	-
KORAMKO-Daum Professional Private Investment Trust No.12	“	“	33.33	-
MERCURY Professional Private Real Estate Investment Trust 4(*5)	“	“	99.50	-
Samsung SRA Real Estate Professional Private 45[FoFs]	“	“	25.00	-
IBK Global New Renewable Energy Special Asset Professional Private2	“	“	28.98	-
Hyundaiinvestment Professional Private Property40 (*7)	“	“	86.49	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(a) Investments in associates as of June 30, 2020 and December 31, 2019 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			June 30, 2020	December 31, 2019
VS Cornerstone Fund	Korea	June 30	41.18	-
Aone Mezzanine Opportunity Professional Private (*7)	“	“	66.12	-
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.13[Bond]	“	“	30.00	-
Multi Asset The United States Thortons Professional Private1	“	“	25.00	-
Kiwoom Milestone US Real Estate Professional Private20(*7)	“	“	75.27	-
NH-Amundi US Infrastructure Private Fund2	“	“	25.91	-
KB Distribution Private Real Estate1(*7)	“	“	62.00	-
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business]	“	“	29.00	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]	“	“	30.00	-
Shinhan BNPP Global Infrastructure Private Investment Trust	“	“	20.00	-

(*1) The latest financial statements were used for the equity method since the financial statements as of June 30, 2020 were not available. Significant trades and events occurred within the period were properly reflected.

(*2) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*3) As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments, as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss. The Group reclassified Securities at fair value through profit or loss to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*4) As a managing partner, the Group has a significant influence over the investees.

(*5) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*6) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*7) Although the ownership interests were more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*8) Although the ownership percentages were less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*9) For the six-month period ended June 30, 2020, the name was changed from 'Lime Neptune Professional Private 6' to 'DB Epic Convertiblebond Private Trust No.2'.

(*10) The rate of Group’s voting rights is 4.65%.

(*11) Subject to consolidation as percentage of ownership has increased that would allow the Group to control the entity

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows:

		June 30, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Share of other comprehensive income (loss) of associates	Impairment loss	Ending Balance
BNP Paribas Cardif Life Insurance	~~W~~	52,586	-	(1,020)	(2,246)	-	49,320
Songrim Partners(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		16,384	(700)	(879)	-	-	14,805
Partners 4th Growth Investment Fund		14,917	-	312	20	-	15,249
KTB Newlake Global Healthcare PEF		11,280	(1,950)	29	-	-	9,359
Daekwang Semiconductor Co., Ltd.		3,388	-	134	-	-	3,522
Shinhan-Neoplux Energy Newbiz Fund		7,880	2,800	(148)	-	-	10,532
Shinhan-Albatross tech investment Fund		8,734	1,650	18	-	-	10,402
Plutus-SG Private Equity Fund		4,231	(5,230)	999	-	-	-
Eum Private Equity Fund No.3		3,574	(889)	301	-	-	2,986
KTB Confidence Private Placement		6,067	(6,063)	(4)	-	-	-
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		4,256	(808)	28	-	-	3,476
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,916	(140)	88	-	-	8,864
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		9,930	(42)	238	-	-	10,126
Shinhan-Midas Donga Secondary Fund		3,486	150	312	-	-	3,948
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,549	-	74	-	-	4,623
Synergy-Shinhan Mezzanine New Technology Investment Fund		3,912	(3,041)	531	-	-	1,402
Shinhan Praxis K-Growth Global Private Equity Fund		10,302	36	(647)	-	-	9,691
Kiwoom Milestone Professional Private Real Estate Trust 19		10,407	(135)	55	-	-	10,327
AIP EURO Green Private Real Estate Trust No.3		20,884	(592)	808	-	-	21,100
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,964	925	(347)	-	-	26,542
Shinhan Global Healthcare Fund 1		3,209	-	223	-	-	3,432
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,800	(375)	157	-	-	16,582
IBK AONE convertible 1		6,077	(6,048)	(29)	-	-	-
Rico synergy collabo Multi-Mezzanine 3		3,217	-	4	-	-	3,221

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		June 30, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Share of other comprehensive income (loss) of associates	Impairment loss	Ending balance
KB NA Hickory Private Special Asset Fund	~~W~~	35,930	253	737	-	-	36,920
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,562	(727)	1,236	-	-	20,071
Axis Global Growth New Technology Investment Association		3,205	-	(266)	-	-	2,939
Hermes Private Investment Equity Fund		6,376	-	(100)	-	-	6,276
SHC ULMUS Fund No.1		3,149	(1,290)	136	-	-	1,995
Shinhan-Nvestor Liquidity Solution Fund		4,865	676	350	-	-	5,891
Shinhan AIM FoF Fund 1a		7,242	1,686	(363)	-	-	8,565
IGIS Global Credit Fund 150-1		9,718	(2,257)	874	-	-	8,335
GX Shinhan Intervest 1st Private Equity Fund		33,166	(22,360)	12,883	-	-	23,689
Soo Commerce Platform Growth Fund		6,343	-	62	-	-	6,405
Partner One Value up I Private Equity Fund		11,891	-	(50)	-	-	11,841
Genesis No.1 Private Equity Fund		51,150	194	17,642	-	-	68,986
GMB ICT New Technology Investment Fund		7,854	(7,853)	(1)	-	-	-
Korea Omega Project Fund III		3,016	-	727	-	-	3,743
Soo Delivery Platform Growth Fund		8,922	-	(291)	-	-	8,631
Genesis North America Power Company No.1 PEF		18,275	108	877	-	-	19,260
Hyungje art printing(*1)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		20,712	1,811	(1,978)	-	-	20,545
Shinhan-Rhinos 1 Fund		3,029	-	268	-	-	3,297
Pacific Private Investment Trust No.20		4,076	(644)	113	-	-	3,545
Susung Mezzanine project P1 Private Investment Trust		5,128	(3,613)	(7)	-	-	1,508
Korea Finance Security		3,235	-	33	-	-	3,268
Multimedia Tech Co.Ltd (*1)		19	-	(19)	-	-	-
MIEL CO.,LTD (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		31,580	1,367	28	-	-	32,975
DB Epic Convertiblebond Private Trust No.2		5,063	200	379	-	-	5,642
PCC S/W 2nd Fund		3,001	(1,864)	163	-	-	1,300
E&Healthcare Investment Fund No.6		7,776	-	622	-	-	8,398
One Shinhan Global Fund 1		4,441	-	12	-	-	4,453
Kiwoom-Shinhan Innovation Fund I		7,284	-	523	-	-	7,807

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month periods ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		June 30, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Daishin-K&T New Technology Investment Fund	~~W~~	7,057	-	(57)	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6		23,731	23,564	981	-	-	48,276
Richmond Private Investment Trust No.82		15,120	(424)	355	-	-	15,051
Tiger Alternative Real Estate Professional Private5		19,820	(694)	(1)	-	-	19,125
Samchully Midstream Private Placement Special Asset Fund 5-4		30,742	(968)	849	-	-	30,623
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		53,831	8,636	1,236	-	-	63,703
AUCTUS FITRIN Corporate Recovery Private Equity Fund		14,358	(458)	183	-	-	14,083
Meritz Behigh Fund		2,588	-	1,201	-	-	3,789
NH-Amundi Global Infrastructure Trust 14		18,497	50	181	-	-	18,728
Pacific Private Real Estate Fund Investment Trust No.30 (*13)		14,816	(15,375)	559	-		-
Jarvis Memorial Private Investment Trust1		10,166	(348)	348	-	-	10,166
Mastern Private Private Investment Trust 68		9,999	(229)	279	-	-	10,049
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		4,397	32,016	(341)	-	-	36,072
Milestone Private Real Estate Fund 3 (Derivative Type)		17,186	(215)	2,006	-	-	18,977
IGIS Private Real Estate Investment Trust 286 (2 class)		9,768	(512)	(212)	-	-	9,044
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		8,914	(553)	302	-	-	8,663
Lime Pricing Private Equity Fund		8,300	-	(59)	-	-	8,241
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		41,991	(5,665)	933	-	-	37,259
DS Solid.II Hedge Fund		4,123	-	1,269	-	-	5,392
MC New Technology First Investment Association		2,986	-	308	-	-	3,294
Hana Semiconductor New Technology Fund		12,856	-	(94)	-	-	12,762
J&Magnet Startup Venture Specialized Private Equity Fund		5,979	-	32	-	-	6,011
Cape IT Fund No.3		9,967	-	(43)	-	-	9,924
Vogo Realty Partners Private Real Estate Fund V		10,376	(215)	788	-	-	10,949
IL GU FARM CO.,LTD (*1)		-	-	-	-	-	-
Korea Credit Bureau		6,812	(90)	(573)	-	-	6,149
Goduck Gangil1 PFV Co., Ltd (*1)		48	-	(48)	-	-	-
SBC PFV Co., Ltd		20,000	-	(1,282)	-	-	18,718

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

(b) Changes in investments in associates for the six-month periods ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		June 30, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Sprott Global Renewable Private Equity Fund II	~~W~~	19,016	(358)	412	-	-	19,070
NH-amundi global infra private fund 16		48,158	281	766	-	-	49,205
IMM Global Private Equity Fund		28,925	-	(279)	-	-	28,646
HANA Alternative Estate Professional Private122		26,205	-	638	-	-	26,843
Hanwha-Incus Plus New Technology Fund No.1		5,499	-	(49)	-	-	5,450
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		51,293	(1,613)	853	-	-	50,533
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		150,317	24,155	2,816	-	-	177,288
PSA EMP Private Equity Fund		9,927	-	(58)	-	-	9,869
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,463	(367)	773	-	-	29,869
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		5,727	(5,727)	-	-	-	-
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		5,729	(5,729)	-	-	-	-
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,065	-	(20)	-	-	3,045
VISION US Muni US Local Debt Opportunities Professional Private1(S)		9,869	-	163	-	-	10,032
UI Venture Fund 7th		-	3,000	380	-	-	3,380
Sparklabs-Shinhan Opportunity Fund 1		-	4,999	2	-	-	5,001
BNW Tech-Innovation Private Equity Fund		-	6,000	(25)	-	-	5,975
IGIS Real-estate Private Investment Trust No.33		-	14,300	166	-	-	14,466
WWG Global Real Estate Investment Trust no.4		-	16,192	432	-	-	16,624
Fidelis Global Private Real Estate Trust No.2		-	19,373	824	-	-	20,197
IGIS PRIVATE REAL ESTATE TRUST NO.331		-	4,000	(47)	-	-	3,953
AIP EURO PRIVATE REAL ESTATE TRUST No. 12(2)		-	47,701	306	-	-	48,007
Pebblestone CGV Private Real Estate Trust No.1		-	12,793	201	-	-	12,994
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.45[Bond]		-	253,208	2,578	-	-	255,786
Shinhan AIM Real Estate Fund No.2 (*2)		-	35,815	848	-	-	36,663
Shinhan AIM Real Estate Fund No.1 (*2)		-	46,113	537	-	-	46,650

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month periods ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		June 30, 2020
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business] (*2)	~~W~~	-	32,492	456	-	-	32,948
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business] (*2)		-	21,639	1,077	-	-	22,716
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)		-	7,030	460	-	-	7,490
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative] (*2)		-	4,853	1	-	-	4,854
New Green Shinhan Mezzanine Fund		-	4,000	(2)	-	-	3,998
VOGO U.S. Credit Private Fund XXI		-	5,484	(70)	-	-	5,414
KORAMKO-Daum Professional Private Investment Trust No.12		-	15,000	54	-	-	15,054
MERCURY Professional Private Real Estate Investment Trust 4		-	19,900	12	-	-	19,912
Samsung SRA Real Estate Professional Private 45[FoFs]		-	7,363	(73)	-	-	7,290
IBK Global New Renewable Energy Special Asset Professional Private2		-	30,284	4,498	-	-	34,782
Hyundaiinvestment Professional Private Property40		-	6,400	(886)	-	-	5,514
VS Cornerstone Fund		-	3,500	(5)	-	-	3,495
Aone Mezzanine Opportunity Professional Private		-	8,000	(28)	-	-	7,972
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.13[Bond]		-	30,000	135	-	-	30,135
Multi Asset The United States Thortons Professional Private1 (*2)		-	42,274	-	-	-	42,274
Kiwoom Milestone US Real Estate Professional Private20		-	49,791	129	-	-	49,920
NH-Amundi US Infrastructure Private Fund2 (*2)		-	25,466	-	-	-	25,466
KB Distribution Private Real Estate1(*2)		-	30,687	-	-	-	30,687
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business] (*2)		-	17,484	-	-	-	17,484
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative] (*2)		-	27,749	-	-	-	27,749
Shinhan BNPP Global Infrastructure Private Investment Trust (*2)		-	5,472	-	-	-	5,472
Others		88,282	26,028	3,298	(42)	-	117,566
	~~W~~	1,452,861	893,693	66,200	(2,268)	(14,906)	2,395,580

(*1) The Group has stopped using the equity method due to the investee’s cumulative loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

(*2) Classified as investments in associates without cash transactions

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month periods ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	49,816	(373)	(517)	3,660	-	52,586
Neoplux Technology Valuation Investment Fund		18,738	(1,661)	(693)	-	-	16,384
Partners 4th Growth Investment Fund		16,612	(1,219)	(476)	-	-	14,917
KTB Newlake Global Healthcare PEF		9,885	1,500	(105)	-	-	11,280
Daekwang Semiconductor Co., Ltd.		3,334	-	52	2	-	3,388
Shinhan-Neoplux Energy Newbiz Fund		3,974	4,200	(294)	-	-	7,880
Shinhan-Albatross tech investment Fund		8,908	-	132	(306)	-	8,734
KCLAVIS Meister Fund No.17		3,083	(1,801)	(84)	-	-	1,198
Plutus-SG Private Equity Fund		4,252	(132)	111	-	-	4,231
SG ARGES Private Equity Fund No.1		4,341	(4,796)	455	-	-	-
Eum Private Equity Fund No.3		4,889	(2,476)	1,161	-	-	3,574
KTB Confidence Private Placement		5,302	(215)	980	-	-	6,067
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		5,432	(1,266)	90	-	-	4,256
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,429	242	245	-	-	8,916
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		4,831	4,820	279	-	-	9,930
Platform Partners brick save Private Investment trust		8,120	(8,197)	77	-	-	-
Shinhan-Midas Donga Secondary Fund		2,061	1,750	(325)	-	-	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		2,554	1,968	27	-	-	4,549
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,149	(6,492)	255	-	-	3,912
Shinhan Praxis K-Growth Global Private Equity Fund		16,527	(8,745)	2,520	-	-	10,302
Credian Healthcare Private Equity Fund II		4,553	(2,526)	350	-	-	2,377
Kiwoom Milestone Professional Private Real Estate Trust 19		10,419	(241)	229	-	-	10,407
AIP EURO Green Private Real Estate Trust No.3		20,544	(1,248)	1,588	-	-	20,884
Brain Professional Private Trust No.4		5,244	(5,175)	(69)	-	-	-
Hanhwa US Equity Strategy Private Real Estate Fund No.1		26,232	(1,866)	1,598	-	-	25,964
Brain KS Qualified Privately Placed Fund No.6		5,097	(5,041)	(56)	-	-	-
Shinhan Global Healthcare Fund 1		3,285	-	(76)	-	-	3,209

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
JB Power TL Investment Type Private Placement Special Asset Fund 7	~~W~~	17,484	(1,513)	829	-	-	16,800
IBK AONE convertible 1		5,906	-	171	-	-	6,077
Rico synergy collabo Multi-Mezzanine 3		5,290	(2,501)	428	-	-	3,217
KB NA Hickory Private Special Asset Fund		34,360	445	1,125	-	-	35,930
GB Professional Private Investment Trust 6		8,588	(8,588)	-	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,616	(1,458)	2,404	-	-	19,562
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,370	(14,325)	(45)	-	-	-
Shinhan-Stonebridge Petro PEF		18,681	(19,589)	909	-	-	1
BNP Paribas Cardif General Insurance		3,423	-	(1,296)	(14)	-	2,113
Axis Global Growth New Technology Investment Association		4,875	(1,592)	(78)	-	-	3,205
Polaris No7 Start up and Venture Private Equity Fund		4,338	(2,300)	265	-	-	2,303
Hermes Private Investment Equity Fund		7,065	-	(689)	-	-	6,376
SHC ULMUS Fund No.1		2,890	-	259	-	-	3,149
Shinhan-Nvestor Liquidity Solution Fund		2,689	2,700	(524)	-	-	4,865
Shinhan AIM FoF Fund 1a		4,351	2,363	528	-	-	7,242
Daishin Heim Qualified Investor Private Investment Trust No.1808		10,126	(10,297)	171	-	-	-
Heungkuk High Class Professional Trust Private Fund 37		9,438	(9,505)	67	-	-	-
IGIS Global Credit Fund 150-1		8,896	781	41	-	-	9,718
GX Shinhan Intervest 1st Private Equity Fund		31,831	-	1,335	-	-	33,166
Soo Commerce Platform Growth Fund		6,378	-	(35)	-	-	6,343
Partner One Value up I Private Equity Fund		11,939	-	(48)	-	-	11,891
Genesis No.1 Private Equity Fund		45,758	404	4,988	-	-	51,150
GMB ICT New Technology Investment Fund		7,934	-	(80)	-	-	7,854
Korea Omega Project Fund III		1,992	-	1,024	-	-	3,016
Soo Delivery Platform Growth Fund		8,983	(171)	110	-	-	8,922
Genesis North America Power Company No.1 PEF		20,824	(4,035)	1,486	-	-	18,275
Hyungje art printing(*1)		-	-	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	~~W~~	6,204	14,147	361	-	-	20,712
Shinhan-Rhinos 1 Fund		-	3,000	29	-	-	3,029
Pacific Private Investment Trust No.20		-	3,819	257	-	-	4,076
Susung Mezzanine project P1 Private Investment Trust		-	4,000	1,128	-	-	5,128
Korea Finance Security (*2)		-	3,448	(213)	-	-	3,235
MIEL CO.,LTD (*3)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		-	31,136	444	-	-	31,580
Lime Neptune Professional Private 6		-	5,000	63	-	-	5,063
PCC S/W 2nd Fund		-	3,000	1	-	-	3,001
E&Healthcare Investment Fund No.6		-	7,030	746	-	-	7,776
One Shinhan Global Fund 1		-	4,520	(79)	-	-	4,441
Kiwoom-Shinhan Innovation Fund I		-	7,500	(216)	-	-	7,284
Daishin-K&T New Technology Investment Fund		-	7,000	57	-	-	7,057
Midas Asset Global CRE Debt Private Fund No.6		-	23,194	537	-	-	23,731
Richmond Private Investment Trust No.82		-	14,569	551	-	-	15,120
Tiger Alternative Real Estate Professional Private5		-	19,876	(56)	-	-	19,820
Samchully Midstream Private Placement Special Asset Fund 5-4		-	29,436	1,306	-	-	30,742
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	52,048	1,783	-	-	53,831
AUCTUS FITRIN Corporate Recovery Private Equity Fund		-	14,250	108	-	-	14,358
NH-Amundi Global Infrastructure Trust 14		-	17,769	728	-	-	18,497
Pacific Private Real Estate Fund Investment Trust No.30		-	14,236	580	-	-	14,816
Jarvis Memorial Private Investment Trust 1		-	9,888	278	-	-	10,166
Mastern Private Private Investment Trust 68		-	9,764	235	-	-	9,999
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	4,434	(37)	-	-	4,397
Milestone Private Real Estate Fund 3 (Derivative Type)		-	17,016	170	-	-	17,186
IGIS Private Real Estate Investment Trust 286 (2 class)		-	10,100	(332)	-	-	9,768
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		-	9,018	(104)	-	-	8,914

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Lime Pricing Private Equity Fund	~~W~~	-	8,400	(100)	-	-	8,300
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	39,376	2,615	-	-	41,991
DS Solid.II Hedge Fund		-	4,300	(177)	-	-	4,123
Hana Semiconductor New Technology Fund		-	13,000	(144)	-	-	12,856
J&Magnet Startup Venture Specialized Private Equity Fund		-	6,000	(21)	-	-	5,979
Cape IT Fund No.3		-	10,000	(33)	-	-	9,967
Vogo Realty Partners Private Real Estate Fund V		-	10,611	(235)	-	-	10,376
IL GU FARM CO.,LTD (*1)		-	-	-	-	-	-
Korea Credit Bureau (*2)		-	4,500	2,312	-	-	6,812
SBC PFV Co., Ltd		-	20,000	-	-	-	20,000
Sprott Global Renewable Private Equity Fund II		-	20,131	(1,115)	-	-	19,016
NH-amundi global infra private fund 16		-	49,530	(1,372)	-	-	48,158
IMM Global Private Equity Fund		-	28,945	(20)	-	-	28,925
HANA Alternative Estate Professional Private122		-	28,487	(2,282)	-	-	26,205
Hanwha-Incus Plus New Technology Fund No.1		-	5,500	(1)	-	-	5,499
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		-	51,293	-	-	-	51,293
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		-	146,045	4,272	-	-	150,317
PSA EMP Private Equity Fund		-	10,000	(73)	-	-	9,927
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	28,314	1,149	-	-	29,463
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		-	5,727	-	-	-	5,727
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		-	5,729	-	-	-	5,729
BRAIN DO PROFESSIONALE PRIVATE No. 27		-	3,000	65	-	-	3,065
VISION US Muni US Local Debt Opportunities Professional Private1(S)		-	9,500	369	-	-	9,869
Others		81,490	(14,513)	18,954	-	-	85,931
	~~W~~	671,330	724,902	53,287	3,342	-	1,452,861

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows (continued):

(*1) Carrying amount is amounted to nill due to the cumulative unrealized losses after the initial recognition.

(*2) Classified as investments in associates without cash transactions.

(*3) No gains or losses from the equity method investees have been recognized after the acquisition of a debt-to-equity swap in 2019.

13.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Securities sold:
Stocks	~~W~~	308,337	298,008
Bonds		204,242	825,942
Others		34,421	40,747
		547,000	1,164,697
Gold/Silver deposits		478,818	467,760
	~~W~~	1,025,818	1,632,457

14. Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019	Reason for designation
Equity-linked securities sold	~~W~~	7,903,625	6,880,811	Combined instrument
Securities sold with embedded derivatives		2,242,654	2,528,645	Combined instrument
	~~W~~	10,146,279	9,409,456

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of Korean IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 10,146,279 million as of June 30, 2020. Decrease in values of the liability due to credit risk changes are ~~W~~4,646 million and the accumulated changes in values are ~~W~~ 6,741 million as of June 30, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

15. Debt securities issued

Debt securities issued as of June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.60~8.00	~~W~~	58,935,720	0.71~8.00	~~W~~	60,501,093
Subordinated debt securities issued	2.20~4.60		4,370,125	2.20~4.60		4,370,145
Loss on fair value hedges	-		(56,394)	-		(87,692)
Discount on debt securities issued	-		(52,795)	-		(66,334)
			63,196,656			64,717,212
Debt securities issued in foreign currencies:
Debt securities issued	0.01~7.59		6,601,072	0.01~7.59		6,750,085
Subordinated debt securities issued	3.34~5.10		3,932,148	3.34~5.10		3,797,536
Gain on fair value hedges	-		394,458	-		141,264
Discount on debt securities issued	-		(43,390)	-		(42,733)
			10,884,288			10,646,152
		~~W~~	74,080,944		~~W~~	75,363,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

16. Employee benefits

(a) Defined benefit obligations and plan assets

The Group operates defined benefit plan assets and calculates the defined benefit obligations based on the employees’ pension compensation benefit and service provision period.

Defined benefit obligations and plan assets as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Present value of defined benefit obligations	~~W~~	2,121,400	2,063,102
Fair value of plan assets		(1,962,614)	(1,943,644)
Recognized net defined benefit liabilities (*)	~~W~~	158,786	119,458

(*) The net defined benefit liability of ~~W~~ 119,458 million as of December 31, 2019 is net defined benefit liability of ~~W~~121,140 million less the net plan assets of ~~W~~1,682 million.

(b) Expenses recognized in profit or loss for the three-month and six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020		June 30, 2019
		Three-month	Six- month	Three-month	Six- month
Current service costs	~~W~~	44,365	89,635	42,070	86,587
Net interest expense		784	1,176	905	1,552
Past service cost		-	-	-	102
Settlement gain or loss		-	-	-	(29)
	~~W~~	45,149	90,811	42,975	88,212

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

17.  Provisions

(a) Provisions as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Asset retirement obligations	~~W~~	64,549	64,922
Expected loss related to litigation		9,832	8,789
Unused credit commitments		309,800	263,752
Financial guarantee contracts issued		93,018	100,430
Others		205,365	119,131
	~~W~~	682,564	557,024

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the six-month period ended June 30, 2020 are as follows:

		June 30, 2020
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599
Transfer to 12 month expected credit loss		46,795	(42,682)	(4,113)	1,191	(1,191)	-	-
Transfer to life time expected credit loss		(9,719)	10,372	(653)	(5,500)	5,500	-	-
Transfer to impaired financial asset		(181)	(952)	1,133	(77)	(26)	103	-
Provided(reversed)		(9,790)	53,616	999	1,521	1,889	(547)	47,688
FX change		925	298	-	832	142	30	2,227
Others (*)		-	-	-	(7,538)	(2,263)	(97)	(9,898)
Ending balance	~~W~~	160,058	140,491	9,251	58,896	9,620	300	378,616

(*) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

17.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202
Transfer to 12 months expected credit loss		42,838	(42,728)	(110)	2,629	(2,629)	-	-
Transfer to life time expected credit loss		(9,286)	9,314	(28)	(1,245)	1,245	-	-
Transfer to impaired financial asset		(229)	(752)	981	(12)	-	12	-
Provided (reversed)		(28,611)	53,076	5,905	(4)	96	(943)	29,519
FX change		914	121	-	1,302	323	102	2,762
OtOthers (*)		-	-	-	1,603	630	(117)	2,116
Ending balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599

(*) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

18. Liabilities under insurance contracts

(a) Insurance liabilities as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Policy reserve	~~W~~	52,569,455	52,086,132
Policyholder’s equity adjustment		89,333	77,285
	~~W~~	52,658,788	52,163,417

(b) Income or expenses on insurance contracts for the three-month and six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020		June 30, 2019
		Three-month	Six- month	Three-month	Six- month
Insurance income
Premium income	~~W~~	1,746,440	3,459,135	1,882,453	3,820,097
Reinsurance income		39,962	78,707	34,681	68,022
Separate account income		13,061	29,304	8,838	18,936
		1,799,463	3,567,146	1,925,972	3,907,055
Insurance expenses
Claims paid		(1,360,011)	(2,912,035)	(1,265,744)	(2,550,256)
Reinsurance premium expenses		(46,772)	(91,622)	(40,896)	(80,439)
Provision for policy reserves(*)		(309,543)	(478,650)	(497,454)	(1,105,607)
Separate account expenses		(13,060)	(29,303)	(8,841)	(18,937)
Discount charge		(389)	(544)	(183)	(384)
Acquisition costs		(190,739)	(403,035)	(200,739)	(405,058)
Collection expenses		(4,695)	(9,483)	(4,747)	(9,488)
Deferred acquisition costs		114,858	244,042	124,552	247,530
Amortization of deferred acquisition costs		(104,088)	(202,341)	(28,844)	(186,266)
		(1,914,439)	(3,882,971)	(1,922,896)	(4,108,905)

Net income(expense) on insurance	~~W~~	(114,976)	(315,825)	3,076	(201,850)

(*) Includes the interest expenses from liabilities under insurance contracts of the life insurance subsidiaries (~~W~~956,275million and ~~W~~935,460million for the six-month periods ended June 30, 2020 and 2019, respectively).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

19. Equity

(a) Equity as of June 30, 2020 and December 31, 2019 is as follows:

		June 30, 2020	December 31, 2019
Capital stock:
Common stock (*1)	~~W~~	2,412,162	2,370,998
Preferred stock		361,465	361,465
		2,773,627	2,732,463

Hybrid bonds		1,731,235	1,731,235

Capital surplus:
Share premium		10,443,148	10,155,150
Others		882,015	410,203
		11,325,163	10,565,353

Capital adjustments		(833,038)	(1,116,770)

Accumulated other comprehensive income (loss), net of tax:
Gain on valuation of financial assets at fair value through other comprehensive income		511,946	306,470
Loss on valuation of financial assets at fair value through profit or loss (overlay approach)		117,234	71,621
Equity in other comprehensive income of associates		4,257	8,177
Foreign currency translation adjustments for foreign operations		(134,718)	(217,465)
Net loss from cash flow hedges		(66,743)	(33,711)
Other comprehensive income of separate account		22,387	14,539
Remeasurement of defined benefit liabilities		(411,719)	(401,532)
Changes in own credit risk on financial liabilities designated under fair value option		(4,887)	(8,255)
		37,757	(260,156)

Retained earnings		26,248,151	25,525,821

Non-controlling interest (*2)		1,674,477	2,752,435
	~~W~~	42,957,372	41,930,381

(*1) During the six-month period ended June 30, 2020, common stocks of amounting to ~~W~~ 330 billion were issued.

(*2) Non-controlling interests of ~~W~~1,330,337 million decreased during the six-month period ended June 30, 2020 due to the acquisition of the remaining shares of Orange Life Insurance Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

19. Equity (continued)

(b) Hybrid bonds

Hybrid bonds classified as other equity instruments as of June 30, 2020 and December 31, 2019 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		June 30, 2020	December 31, 2019
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	-	3.77		134,683	134,683
September 15, 2017	〃	-	4.25		89,783	89,783
April 13, 2018	〃	-	4.08		134,678	134,678
April 13, 2018	〃	-	4.56		14,955	14,955
August 29, 2018	〃	-	4.15		398,679	398,679
June 28, 2019	〃	-	3.27		199,476	199,476
August 13, 2018	USD	-	5.88		559,526	559,526
				~~W~~	1,731,235	1,731,235

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common stocks, the agreed interest is also not paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

19. Equity (continued)

(c) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the six-month period ended June 30, 2020 are as follows:

		June 30, 2020
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)
Change due to fair value		362,535	66,570	(2,246)	-	-	10,825	-	(19)	(32,830)	4,646	409,481
Reclassification:
Change due to impairment or disposal		(28,594)	-	-	5,858	-	-	-	-	-	-	(22,736)
Effect of hedge accounting		-	-	-	-	(92,803)	-	-	-	-	-	(92,803)
Hedging		(13,604)	-	-	(50,565)	52,250	-	-	-	-	-	(11,919)
Effects from differences on exchange rates		-	-	-	124,982	-	-	-	-	1,796	-	126,778
Remeasurements of the defined benefit plans assets		-	-	-	-	-	-	(13,967)	-	-	-	(13,967)
Deferred income taxes		(94,005)	(20,957)	(1,660)	2,340	7,521	(2,977)	3,784	5	6,914	(1,278)	(100,313)
Transfer to other account		-	-	-	-	-	-	-	-	3,665	-	3,665
Non-controlling interests		(401)	-	-	132	-	-	(4)	-	-	-	(273)
Ending balance	~~W~~	459,259	117,234	4,287	(134,718)	(66,743)	22,387	(411,719)	(30)	52,687	(4,887)	37,757

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

19.  Equity (continued)

(c) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehend-sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)
Change due to fair value		491,953	225,706	3,353	-	-	14,382	-	(11)	19,935	(11,621)	743,697
Reclassification:
Change due to impairment or disposal		(23,281)	-	-	-	-	-	-	-	-	-	(23,281)
Effect of hedge accounting		-	-	-	-	(75,020)	-	-	-	-	-	(75,020)
Hedging		(731)	-	-	(49,361)	50,083	-	-	-	-	-	(9)
Effects from differences on exchange rates		-	-	-	147,899	-	-	-	-	293	-	148,192
Remeasurements of the defined benefit plans assets		-	-	-	-	-	-	(75,595)	-	-	-	(75,595)
Deferred income taxes		(115,856)	(62,739)	(51)	7,233	6,348	(3,955)	20,951	3	(7,204)	3,196	(152,074)
Transfer to other account		-	-	-	-	-	-	-	-	5,860	-	5,860
Non-controlling interests		(67,457)	(12,289)	-	(1,383)	2,629	-	(206)	-	-	-	(78,706)
Ending balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

19.  Equity (continued)

(d) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by Korean IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Regulatory reserve for loan losses including non-controlling interests as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Beginning balance	~~W~~	3,161,170	2,844,690
Business combination		-	25,608
Planned regulatory reversal of loan losses		(42,268)	290,872
Ending balance	~~W~~	3,118,902	3,161,170

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020		June 30, 2019
		Three- month	Six- month	Three-month	Six- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	873,110	1,805,510	996,052	1,914,411
Provision for regulatory reserve for loan losses		106,415	34,036	(33,673)	(158,799)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	979,525	1,839,546	962,379	1,755,612
Basic and diluted earnings per share adjusted for regulatory reserve in Korean won(*)	~~W~~	1,973	3,673	1,968	3,616
(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

19.  Equity (continued)

(e) Treasury stock

The acquisition of treasury stock during the six-month period ended June 30, 2020 and the year ended December 31, 2019 is as follows:

		June 30, 2020		December 31, 2019
		The number of share	Carrying value	The number of share	Carrying value
Beginning balance	~~W~~	13,882,062	600,000	3,648,659	155,923
Acquisition		11,535,615	411,260	10,233,403	444,077
Disposition		13,882,062	(600,000)	-	-
Retirement		5,035,658	(150,300)	-	-
Ending balance		6,499,957	260,960	13,882,062	600,000

(*) The Group disposed treasury shares during the stock exchange with Orange Life Insurance Co., Ltd., and fractional share resulted from share exchange was reacquired. Shares of Shinhan Financial Group Co., Ltd. owned by Orange Life Insurance Co., Ltd. through the stock exchange are included in treasury shares.

(f) Dividends

Dividends declared and paid by the controlling company for the six-month period ended June 30, 2020 are as follows:

		June 30, 2020
Common stock (~~W~~1,850 per share)	~~W~~	851,587
Convertible preferred stock (~~W~~1,850 per share)		32,342
	~~W~~	883,929

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)

20. Net interest income

Net interest income for the three-month and six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020
		Three-month	Six-month
Interest income:
Cash and due from banks at amortized cost	~~W~~	35,752	79,568
Due from banks at fair value through profit or loss		4,922	12,018
Securities at fair value through profit or loss		194,692	399,414
Securities at fair value through other comprehensive income		254,111	509,211
Securities at amortized cost		268,686	535,744
Loans at amortized cost		2,958,329	6,001,564
Loans at fair value through profit or loss		16,975	36,129
Others		21,963	43,119
		3,755,430	7,616,767
Interest expense:
Deposits		(770,710)	(1,596,564)
Borrowings		(124,716)	(256,623)
Debt securities issued		(398,632)	(814,524)
Others		(15,256)	(39,508)
		(1,309,314)	(2,707,219)

Net interest income	~~W~~	2,446,116	4,909,548

		June 30, 2019
		Three-month	Six-month
Interest income:
Cash and due from banks at amortized cost	~~W~~	55,153	112,262
Due from banks at fair value through profit or loss		8,744	16,084
Securities at fair value through profit or loss		189,340	362,712
Securities at fair value through other comprehensive income		272,890	533,956
Securities at amortized cost		234,520	516,049
Loans at amortized cost		3,141,371	6,170,603
Loans at fair value through profit or loss		10,615	20,254
Others		26,490	50,518
		3,939,123	7,782,438
Interest expense:
Deposits		(940,783)	(1,838,167)
Borrowings		(143,383)	(275,947)
Debt securities issued		(422,548)	(815,457)
Others		(33,517)	(72,468)
		(1,540,231)	(3,002,039)

Net interest income	~~W~~	2,398,892	4,780,399

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)

21. Net fees and commission income

Net fees and commission income for the three-month and six-month periods ended June 30, 2020 and 2019 were as follows:

		June 30, 2020		June 30, 2019
		Three-month	Six- month	Three-month	Six- month
Fees and commission income:
Credit placement fees	~~W~~	24,547	54,190	15,606	30,095
Commission received as electronic charge receipt		34,709	70,888	37,994	74,531
Brokerage fees		135,646	242,393	111,950	197,045
Commission received as agency		36,568	73,692	37,066	65,778
Investment banking fees		31,285	56,663	62,850	85,643
Commission received in foreign exchange activities		55,377	113,139	66,942	116,055
Asset management fees		52,365	120,353	86,903	150,840
Credit card fees		330,886	606,324	321,354	629,426
Operating lease fees		57,163	106,165	32,833	63,115
Others		189,019	399,194	185,935	362,112
		947,565	1,843,001	959,433	1,774,640
Fees and commission expense:
Credit-related fee		(10,089)	(21,851)	(9,907)	(19,074)
Credit card fees		(209,096)	(433,146)	(230,888)	(452,303)
Others		(130,002)	(258,145)	(108,939)	(214,120)
		(349,187)	(713,142)	(349,734)	(685,497)

Net fees and commission income	~~W~~	598,378	1,129,859	609,699	1,089,143

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)

22. Provision for credit loss allowance

Provision for credit loss allowance on financial assets for the three-month and six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020
		Three-month	Six-month
Allowance provided:
Loans at amortized cost	~~W~~	(379,633)	(627,732)
Other financial assets at amortized cost		(83,457)	(93,766)
Securities at fair value through other comprehensive income		(1,067)	(3,187)
Unused credit line and financial guarantee		(24,894)	(47,688)
Securities at amortized cost		(833)	(1,425)
	~~W~~	(489,884)	(773,798)

		June 30, 2019
		Three-month	Six-month
Allowance provided:
Loans at amortized cost	~~W~~	(274,432)	(497,654)
Other financial assets at amortized cost		(1,099)	(12,153)
Securities at fair value through other comprehensive income		(3,469)	(10,032)
Unused credit line and financial guarantee		(10,178)	(26,599)
Securities at amortized cost		(2,290)	(2,420)
	~~W~~	(291,468)	(548,858)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)

23. General and administrative expenses

General and administrative expenses for the three-month and six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020		June 30, 2019
		Three-month	Six-month	Three-month	Six-month
Employee benefits:
Salaries	~~W~~	736,234	1,444,577	722,237	1,426,524
Severance benefits:		52,411	106,656	50,224	103,985
Defined contribution		8,704	18,632	8,224	17,888
Defined benefit		43,707	88,024	42,000	86,097
Termination benefits		222	1,329	2	556
		788,867	1,552,562	772,463	1,531,065

Entertainment		6,521	14,632	7,786	15,567
Depreciation		120,034	244,813	118,733	237,067
Amortization		30,992	60,194	25,332	46,572
Taxes and dues		63,176	105,337	67,710	110,448
Advertising		58,066	95,068	55,132	91,775
Research		5,035	9,884	4,359	8,518
Others		198,626	386,715	184,825	363,714
	~~W~~	1,271,317	2,469,205	1,236,340	2,404,726

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

24.  Share-based payments

(a) Stock options granted as of June 30, 2020 are as follows:

	6th grant(*)	7th grant(*)

Type	Cash payment	Cash payment

Grant date	March 20, 2007	March 19, 2008

Exercise price in Korean won	~~W~~54,560	~~W~~49,053

Number of shares granted	1,301,050	808,700

Options’ expiry dates	August 19, 2020	May 17, 2021 / September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2020	58,764	36,162
Exercised and cancelled	-	-
Balance at June 30, 2020	58,764	36,162

Fair value per share in Korean won	~~-~~	~~W~~758(Expiration of contractual exercise period : May 17, 2021) ~~W~~800 (Expiration of contractual exercise period : Sep 17, 2021)

(*) All of stock options have vested as of June 30, 2020, and the weighted average exercise price for 94,926 stock options outstanding at June 30, 2020 is ~~W~~52,462.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

24.  Share-based payments (continued)

(b) Performance-based stock compensation granted as of June 30, 2020 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions(*1)	Linked to relative stock price (20.0%) and management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs (5 years in the case of deferred payment)

Estimated number of shares vested at June 30, 2020	57,795	1,843,308

Fair value per share in Korean won (*2)	~~W~~40,580, ~~W~~44,222 for the expiration of exercising period from 2018 to 2019	~~W~~28,750

(* 1) Starting from 2020, Shinhan Financial Group and Shinhan Bank will apply solvency index (20.0%) addition to relative stock index (20.0%) and management index (60.0%).

(*2) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past one month, the previous one month, and the past one week) of four years after the commencement of the grant year (5 years after the grant date for the deferred target) is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

24.  Share-based payments (continued)

(c) Share-based compensation costs

Share-based compensation costs for the six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	(1)	(4)	(5)
7th		(7)	(10)	(17)
Performance share		(1,655)	(14,453)	(16,108)
	~~W~~	(1,663)	(14,467)	(16,130)

		June 30, 2019
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	8	8
6th		2	10	12
7th		15	22	37
Performance share		3,058	23,850	26,908
	~~W~~	3,075	23,890	26,965

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)

24.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value

Details of accrued expenses and intrinsic value recognized by the Group relating to share-based payment as of the end of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	12	17	29
Performance share		5,803	49,689	55,492
	~~W~~	5,815	49,706	55,521

(*) The intrinsic value of share-based payments is ~~W~~ 55,492 million as of June 30, 2020. For the calculation, the quoted market price ~~W~~ 28,750 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		December 31, 2019
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		19	27	46
Performance share		10,003	81,352	91,355
	~~W~~	10,023	81,383	91,406

(*) The intrinsic value of share-based payments is ~~W~~91,355 million as of December 31, 2019. For calculating, the quoted market price ~~W~~43,350 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

25. Income tax expense

Income tax expense for the three-month and six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020		June 30, 2019
		Three-month	Six-month	Three-month	Six-month
Current income tax expense	~~W~~	330,016	522,517	298,758	490,329
Origination and reversal of temporary differences		129,958	238,658	192,563	423,167
Income tax recognized in other comprehensive income		(121,787)	(95,946)	(147,841)	(213,304)
Income tax expenses	~~W~~	338,187	665,229	343,480	700,192

Effective tax rate	%	27.48	26.53	24.29	25.59

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)

26. Earnings per share

Basic and diluted earnings per share for the three-month six-month periods ended June 30, 2020 and 2019 are as follows:

		June 30, 2020		June 30, 2019
		Three- month	Six- month	Three-month	Six- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	873,110	1,805,510	996,052	1,914,411
Less:
Dividends to hybrid bond		(11,750)	(40,894)	(18,751)	(37,092)
Net profit available for common stock	~~W~~	861,360	1,764,616	977,301	1,877,319

Weighted average number of common stocks outstanding (*)		490,578,647	489,680,176	480,292,166	475,308,401

Basic and diluted earnings per share in Korean won	~~W~~	1,756	3,604	2,035	3,950

(*) The controlling company has issued 482,432,493 shares of common stocks, and the above weighted average number of common stocks outstanding was calculated by reflecting changes in treasury stocks for the six-month periods ended June 30, 2020 and 17,482,000 shares of convertible preferred stocks issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)

27. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Guarantees:
Guarantees outstanding	~~W~~	9,780,332	9,319,885
Contingent guarantees		2,987,964	3,669,697
		12,768,296	12,989,582
Commitments to extend credit:
Loan commitments in Korean won		76,657,114	74,393,722
Loan commitments in foreign currency		22,980,535	22,542,776
ABS and ABCP commitments		1,765,701	2,116,354
Others		86,450,065	81,387,165
		187,853,415	180,440,017
Endorsed bills:
Secured endorsed bills		1,957	11,287
Unsecured endorsed bills		10,038,756	6,737,097
		10,040,713	6,748,384
Loans sold with recourse		-	2,099
	~~W~~	210,662,424	200,180,082

(b) Legal contingencies

As of June 30, 2020, the Group is involved with 526 pending lawsuits with total litigation fee of ~~W~~ 304,134 million.

As of June 30, 2020, ~~W~~ 9,832 million and ~~W~~ 2,388 million equivalent to the litigation value for the case where the loss was determined at the first trial, were recorded as other liabilities and loss reserve, respectively. The results of other lawsuits are not expected to have a significant impact on the consolidated financial statements of the Group; however, additional losses may incur based on the outcome of lawsuit in the future.

(c) The Group entered into an agreement with Asia Trust Co., Ltd. (60% of its total shares) to acquire the remaining shares (35% of its total shares) in the Group. In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares to the Group.

(d) As a case occurred before the acquisition of the Asia Trust Co., Ltd., a subsidiary company, a number of complaints occurred due to fraudulent use of the discarded seal, etc. by the employee in connection with the land acquisition agency in Yeoksam-dong, Seoul and some of these complaints filed a lawsuit for a settlement claim, etc. (the lawsuit amount is ~~W~~ 50.3 billion). In this regard, a special inspection was conducted by the Financial Supervisory Service in February 2019. As of June 30, 2020, the Group cannot reliably measure the likelihood of loss and the extent of loss in such lawsuits, and therefore, this effect has not been reflected in the consolidated interim financial statements.

(e) The Group has received the mediation decision of the Financial Dispute Mediation Committee on the currency option agreement on December 19, 2019. The Group will consult through the Bank Consultative Body to discuss future countermeasures and be processed after deliberation by the Board of Directors. The management of the Group determines that the outcome of the adjustment will not have a significant impact on the Group's financial position..

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(In millions of Korean won)

(f) As a Prime Brokerage Service operator, the Group entered into a total return swap (TRS) agreement (TRS) with a fund operated by Lime Asset Management ("Lime Fund") and a total return swap (derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedged (hereinafter referred to as "IIG Fund") from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P. ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind. Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in February 2020 that the Group was suspected of involvement in the improper concealment and fraud of lime asset management in the course of operating TRS with the lime fund, and a related prosecution investigation has been underway since then. However, it is expected that the decision on whether the Group will assume additional legal responsibilities as a Prime Brokerage Service business operator will be made through additional inspections by the Financial Supervisory Service, prosecution investigations, and future lawsuits, so the Group believes that the it does not have a high obligation to be charged in connection with the alleged involvement in the misconduct. Meanwhile, as of June 30, 2020, there is an international dispute over some beneficiary certificates acquired under the management order of Lime Asset Management.

Considering the board's voluntary compensation decision and the results of the Financial Supervisory Service's dispute settlement committee, the Group conducted the compensation and liquidity supply for some of the Lime Fund sales during the six-month period ended June 30, 2020. Supervision authorities are currently conducting inspections on Lime Asset Management, and depending on the inspection results, procedures for dispute settlement and damage relief measures for incomplete sales may be carried out. However, the amount and timing of the possible outflow of resources related to sales are uncertain and the outcome of the dispute settlement is currently unpredictable.

(g) The Group sold approximately W390.7 billion of German Heritage DLS trust products from May 2017 to December 2018. As of June 30, 2020, the repayment of W 379.9 billion has been delayed. Accordingly, the supervisory authorities are conducting an inspection on the incomplete sale of trust products. However, the Group is uncertain about the amount and timing of the outflow of resources that may occur in connection with the sale of such DLS trust products, and the outcome of the dispute settlement is currently unpredictable.

28. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Cash and due from banks	~~W~~	32,204,726	28,435,818
Adjustments:		(21,933,462)	(19,856,644)
Due from financial institutions with a maturity over three months from date of acquisition		(2,364,073)	(3,349,719)
Restricted due from banks		(19,569,389)	(16,506,925)
	~~W~~	10,271,264	8,579,174

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

29. Related party transactions

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. The Group defines the as the scope of related parties into retirement benefit plans subject to key management personal and their immediate relatives, the Group and its related parties in accordance with Korean IFRS No.1024 and the Group discloses intra-group balances, and income and expenses. Please refer to 'Note 12' for details of related parties and entities under common control.

(a) Balances with the related parties as of June 30, 2020 and December 31, 2019 are as follows:

Related party	Account		June 30, 2020	December 31, 2019
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	81	92
〃	Credit card loans		90	173
〃	Deposits		318	402
Partners 4th Growth Investment Fund	Deposits		932	1,443
BNP Paribas Cardif General Insurance	Credit card loans		24	26
〃	Other assets		401	401
〃	Deposits		28	17
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		-	91
Dream High Fund Ⅲ	Deposits		5	5
Midas Dong-A Snowball Venture Fund 2 (*1)	Deposits		-	-
Credian Healthcare Private Equity Fund II	Deposits		32	4
KDBC Midas Dong-A Snowball Venture Fund II	Deposits		184	233
Eum Private Equity Fund No.3	Deposits		27	353
Incorporated association Finance Saving Information Center	Deposits		10	6
GX Shinhan interest 1st Private Equity Fund	Unearned revenue		686	248
Nomura investment property trust No.19	Loans		11,973	11,973
〃	Other assets		41	42
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		671	678
Shinhan-Stonebridge Petro Private Equity Fund (*2)	Other assets		-	810
Korea Finance Security	Deposits		450	362
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		70	9
Hermes Private Investment Equity Fund	Deposits		100	275
Multimedia Tech Co.Ltd	Deposits		-	3
Korea Credit Bureau	Deposits		2,009	80
Goduck Gangil1 PFV Co., Ltd	Loans		24,000	24,000
〃	ACL		(78)	(78)
SBC PFV Co., Ltd	Deposits		5,175	5,142
GMG Development Co,. Ltd	Deposits		279	300
Sprott Global Renewable Private Equity Fund I	Deposits		295	342
IMM Global Private Equity Fund	Loans		800	800
〃	ACL		(3)	(3)
〃	Deposits		3,167	7,598
Goduck Gangil10 PFV Co., Ltd	Loans		9,400	-
〃	ACL		(21)	-
〃	Deposits		3,293	-
Shinhan Global Healthcare Fund 1	Deposits		1	-
Credian Healthcare Private Equity Fund II	Deposits		167	-
One Shinhan Global Fund 1	Unearned revenue		274	-
IGIS PRIVATE REAL ESTATE TRUST NO.331	Loans		9,782	-
	Unearned revenue		123	-
COSPEC BIM tech	Loans		151	-
〃	ACL		(20)	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

29.  Related party transactions (continued)

(a) Balances with the related parties as of June 30, 2020 and December 31, 2019 are as follows (continued):

Related party	Account		June 30, 2020	December 31, 2019
Key management personnel and their immediate relatives:	Loans		4,472	4,426
	Assets		61,887	43,431
	Liabilities	~~W~~	17,502	16,822

(*1) Removed from the related parties due to sale and disposition for the year ended December 31, 2019.

(*2) Removed from the related parties due to sale and disposition for the six-month period ended June 30, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

29.  Related party transactions (continued)

(b) Transactions with the related parties for the three-month and six-month periods ended June 30, 2020 and 2019 are as follows:

Related party	Account		June 30, 2020		June 30, 2019
			Three-month	Six-month	Three-month	Six-month
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	749	1,732	1,391	2,216
〃	Reversal of credit losses		-	4	3	3
〃	General and administrative expenses		(1)	(2)	(3)	(6)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		180	180	123	267
BNP Paribas Cardif General Insurance	Fees and commission income		2	4	3	6
〃	Other operating income		140	239	232	232
〃	Reversal of credit losses		-	-	-	1
Midas Dong-A Snowball Venture Fund (*1)	Fees and commission income		-	-	-	10
〃	Interest expense		-	-	-	(1)
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ (*1)	Fees and commission income		-	-	6	8
SM New Technology Business Investment Fund I	Fees and commission income		-	-	-	14
Partners 4th Growth Investment Fund	Interest expense		-	(2)	-	(3)
Shinhan-Albatross Technology Investment Fund	Fees and commission income		-	54	54	108
SHBNPP Private Korea Equity Long-Short Professional Feeder(*2)	Fees and commission income		-	-	128	258
KTB Newlake Global Healthcare PEF	Interest income		-	-	7	11
〃	Allowance for credit losses		-	-	(4)	(6)
Shinhan Global Healthcare Fund 1	Fees and commission income		-	-	179	360
Shinhan Fintech New Technology Fund No.1 (*1)	Fees and commission income		-	-	-	38
Shinhan capital-Cape FN Fund No.1 (*1)	Fees and commission income		-	-	-	52
SHC-K2 Global Material Fund	Fees and commission income		-	-	-	20
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		7	46	-	31
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		62	62	-	62
GX Shinhan interest 1st Private Equity Fund	Fees and commission income		78	252	176	370
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		90	180	-	90
SHC ULMUS Fund No.1	Fees and commission income		19	38	19	38
Shinhan-PS Investment Fund No.1	Fees and commission income		5	10	(5)	5
Nomura investment property trust No.19	Interest income		131	261	130	259
BNPMAIN investment trust No.3	Fees and commission income		671	1,342	672	1,337
KOREA FINANCE SECURITY	Fees and commission income		2	5	3	5
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		69	138	69	138
Shinhan-Rhinos 1 Fund	Fees and commission income		-	64	-	64

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

29.  Related party transactions (continued)

(b) Transactions with the related parties for the three-month and six-month periods ended June 30, 2020 and 2019 are as follows:

Related party	Account		June 30, 2020		June 30, 2019
			Three-month	Six-month	Three-month	Six-month
Investments in associates
SHINHAN-CORE TREND GLOBAL FUND1	Fees and commission income	~~W~~	27	46	15	15
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		61	121	-	-
One Shinhan Global Fund1	Fees and commission income		247	354	-	-
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		51	107	-	-
Korea Credit Bureau	Fees and commission income		3	7	-	-
〃	Interest expense		(1)	(1)	-	-
Goduck Gangil1 PFV Co., Ltd	Interest income		227	454	-	-
SBC PFV Co., Ltd	Interest expense		(2)	(3)	-	-
IMM Global Private Equity Fund	Interest income		7	13	-	-
〃	Interest expense		(3)	(9)	-	-
Goduck Gangil10 PFV Co., Ltd	Interest income		81	157	-	-
〃	Fees and commission income		-	1,435	-	-
〃	Interest expense		(2)	(3)	-	-
〃	Reversal of credit losses (allowance for)		42	(21)	-	-
IGIS PRIVATE REAL ESTATE TRUST NO.331	Interest income		123	123	-	-
COSPEC BIM tech	Allowance for credit losses		(20)	(20)	-	-
Korea Omega Project Fund III	Fees and commission income		40	40	-	-
New Green Shinhan Mezzanine Fund	Fees and commission income		40	40	-	-
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		72	72	-	-
Key management personnel and their immediate relatives
	Interest income		17	67	44	90
		~~W~~	3,214	7,586	3,242	6,092

(*1) Removed from the related parties due to sale and disposition for the year ended December 31, 2019.

(*2) Subject to consolidation as the ownership percentage increases that would allow the Group to control the entity for the year ended December 31, 2019

(c) Key management personnel compensation

Key management personnel compensation for the six-month periods ended June 30, 2020 and 2019 is as follows:

		June 30, 2020	June 30, 2019
Short-term employee benefits	~~W~~	8,478	8,929
Severance benefits		294	394
Share-based payment transactions(*)		(1,546)	7,980
	~~W~~	7,226	17,303

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

29.  Related party transactions (continued)

(d) The guarantees provided between the related parties as of June 30, 2020 and December 31, 2019 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		June 30, 2020	December 31, 2019	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused credit line

(e) Details of collaterals provided by the related parties as of June 30, 2020 and December 31, 2019 are as follows:

Provided to	Provided by	Pledged assets		June 30, 2020	December 31, 2019
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
〃	Hyungje art printing	Properties		120	120
	Goduck Gangil1 PFV Co., Ltd	Guarantee insurance policy		28,800	28,800
	Goduck Gangil10 PFV Co., Ltd	Guarantee insurance policy		36,000	-
	COSPEC BIM tech	Real estate		360	-
Total			~~W~~	77,280	40,920

(f) Details of significant loan transactions with related parties for the six-month period ended June 30, 2020 and the year ended December 31, 2019 are as follows:

			June 30, 2020
Classification	Company		Beginning	Loan	Recover	Other (*1)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	-	-	-	11,973
	IGIS PRIVATE REAL ESTATE TRUST NO.331		-	10,000	-	(218)	9,782
〃	Goduck Gangil1 PFV Co., Ltd		24,000	-	-	-	24,000
	Goduck Gangil10 PFV Co., Ltd		-	28,200	(18,800)	-	9,400
〃	IMM Global Private Equity Fund		800	-	-	-	800
	COSPEC BIM tech (*2)		-	-	-	151	151
Total		~~W~~	36,773	38,200	(18,800)	(67)	56,106

(*1) The effect of changes in credit loss allowance is included.

(*2) It is an entity that was incorporated as a related party during the six-month period ended June 30, 2020, and the balance as of June 30, 2020 is presented in others.

			December 31, 2019
Classification	Company		Beginning	Loan	Recover	Other (*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,966	-	-	7	11,973
〃	Goduck Gangil1 PFV Co., Ltd		-	24,000	-	-	24,000
〃	IMM Global Private Equity Fund		-	800	-	-	800
Total		~~W~~	11,966	24,800	-	7	36,773

(*) The effect of changes in credit loss allowance is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

30. Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020	December 31, 2019
Total assets:
Asset-backed securitization	~~W~~	249,297,804	208,441,947
Structured financing		227,145,790	195,374,046
Investment fund		205,141,613	215,371,530
	~~W~~	681,585,207	619,187,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

30. Interests in unNconsolidated structured entities (continued)

(b) Nature of risks related to the interests in unconsolidated structured entities

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	13,560	170,636	-	184,196
Loan at amortized cost		1,179,839	10,755,666	79,685	12,015,190
Securities at fair value through profit or loss		2,949,520	129,940	11,903,761	14,983,221
Derivative assets		24,752	1,303	-	26,055
Securities at fair value through other comprehensive income		2,125,076	112,523	22	2,237,621
Securities at amortized cost		6,110,027	-	-	6,110,027
Other assets		13,184	17,303	4,210	34,697
	~~W~~	12,415,958	11,187,371	11,987,678	35,591,007
Liabilities:
Derivative liabilities	~~W~~	-	319	-	319
Other		3,451	25,234	-	28,685
	~~W~~	3,451	25,553	-	29,004

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks related to the interests in unconsolidated structured entities (continued)

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of June 30, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	10,646	69,727	-	80,373
Loan at amortized cost		785,134	10,207,866	664,024	11,657,024
Securities at fair value through profit or loss		3,705,565	70,407	9,378,374	13,154,346
Derivative assets		21,494	1,027	-	22,521
Securities at fair value through other comprehensive income		2,144,846	188,429	-	2,333,275
Securities at amortized cost		4,894,942	-	-	4,894,942
Other assets		3,244	14,776	58,948	76,968
	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
Liabilities:
Other liabilities	~~W~~	682	10,457	-	11,139

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks related to the interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of June 30, 2020 and December 31, 2019 are as follows:

		June 30, 2020
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	12,415,958	11,187,371	11,987,678	35,591,007
ABS and ABCP commitments		992,643	40,000	1,944,859	2,977,502
Loan commitments		813,244	739,086	64,800	1,617,130
Guarantees		139,582	-	-	139,582
Others		-	66,096	-	66,096
	~~W~~	14,361,427	12,032,553	13,997,337	40,391,317

		December 31, 2019
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets held	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
ABS and ABCP commitments		1,208,707	2,300	868,498	2,079,505
Loan commitments		845,904	855,520	-	1,701,424
Guarantees		139,522	4,000	-	143,522
Others		-	118,969	-	118,969
	~~W~~	13,760,004	11,533,021	10,969,844	36,262,869

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

June 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

31. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1119 ‘Financial Instruments’ and there have been significant changes in forward-looking information due to the spread of the COVID-19 for the six-month period ended June 30, 2020. Accordingly, the forecast default rate for the six-month period ended June 30, 2020 was re-estimated using changed forward-looking information on economic growth rate, consumer price index, KOSPI, which are major variables to compute the default rate. The Group will continue to monitor the impact of the COVID-19 on the economy.

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows.

(a) Shinhan Bank

		June 30, 2020
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	96,459	3,525,298	633,109	223,350	78,829	1,839,326	74,388	6,470,759
Securities at fair value through profit or loss		-	-	10,013	-	-	2,791	-	12,804
Securities at fair value through other comprehensive income		118,250	2,876	227,586	-	7,221	8,416	-	364,349
Off-balance accounts		404,816	239,640	3,364,143	6,998	109,980	958,864	63,966	5,148,407
	~~W~~	619,525	3,767,814	4,234,851	230,348	196,030	2,809,397	138,354	11,996,319

(b) Shinhan Card Co., Ltd.

		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	340,957	141,148	219,894	701,999
Off-balance accounts		676,648		-	676,648